UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Trueline-Greenville L.L.C.

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   South Carolina

   Date of organization
   June 23, 2021

Physical address of issuer
401 Rhett Street
Greenville, South Carolina 29601

Website of issuer*
http://www.truelinegvl.com/

*For clarity, this is the website of the entity that will manage the issuing entity. There is not a separate website of the Issuer. The annual report will be posted on a page on this website.

Name of co-issuer
Trueline-Greenville SPV, LLC

Legal status of co-issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> South Carolina
>
> ***Date of organization***
> June 22, 2023

Physical address of co-issuer
401 Rhett Street
Greenville, South Carolina 29601

Website of co-issuer
n/a

Name of intermediary through which the Offering will be conducted
Vicinity, LLC

CIK number of intermediary
0001798542

SEC file number of intermediary
7-223

CRD number, if applicable, of intermediary
307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The Company shall pay to Vicinity a fee of $200,000 upon a successful offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Company shall pay to Vicinity a fee consisting of $100,000 in the form of securities offered to the public upon a successful offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Preferred Units

Target number of Securities to be offered
2,500,000

Price (or method for determining price)
$1.00

Target offering amount
$2,500,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
September 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Issuer:

	2022	**2021**
Total Assets	$3,061,204*	$3,145,269*
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$3,523,335*	$3,317,520*
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$20	$103
Net Income (Loss)	$(289,880)	$(172,251)

*Note: per GAAP financials, the lease is recorded as a "Lease Liability, Net" in the amount of $3,016,682, fully offset by a "Right of use asset." See audited financials notes for additional information. The difference between assets and long-term debt is primarily related party debt owed by the Company to Gig, LLC, a limited liability company that is wholly owned by Michael Grozier in the amount of $506,653.

Co-Issuer:

	June 30, 2023	**Prior fiscal year-end**
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$1,000*	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$(1,000)	$0

* Note: this is an unpaid expense for forming the SPV Company. Pursuant to Reg CF, this amount will be paid by the Company and is not an expense of the SPV Company.

July 26, 2023

FORM C

Up to $5,000,000.00

**TRUELINE-GREENVILLE SPV, LLC AND
TRUELINE-GREENVILLE L.L.C.**

d/b/a Trueline-Greenville

A South Carolina limited liability company
401 Rhett Street
Greenville, SC 29601

Membership Units

Trueline-Greenville L.L.C. ("***Trueline,*** " the "***Company,*** " "***we,*** " "***us,*** " or "***our***"), a South Carolina limited liability company, is offering (the "***Offering***") up to $5,000,000 (the "***Maximum Offering Amount***") of Preferred Units of the Company's membership interests (the "***Preferred Units***") to investors ("***Investor(s***)," "***you,*** " or "***your***") in the Offering. Trueline is utilizing a crowdfunding vehicle, Trueline-Greenville SPV, LLC, a South Carolina limited liability company (the "***SPV Company***"), to own the Preferred Units. Your investment will be made into the SPV Company, in which you will receive Units of SPV Company's membership interests (the "***Units***"). You will not own a direct ownership interest in the Company, but rather your ownership interest will be in the SPV Company. This Offering is exempt from registration pursuant to Section 4(a)(6) ("***Reg CF***") of the Securities Act of 1933, as amended (the "***Securities Act***"). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinitycapital.com/offers/51 (the "***Intermediary***").

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by the Company's Manager in its sole discretion. The SPV Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "***Form C***").

The Company and the SPV Company have certified that all of the following statements are true for the Company and the SPV Company in connection with this Offering:

    1.   Each of the Company and SPV Company is organized under, and subject to, the laws of a State or territory of the United States;

2.	Each of the Company and SPV Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***");

3.	Each of the Company and SPV Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4.	Each of the Company and SPV Company is not ineligible to offer or sell securities in reliance on Reg CF as a result of disqualification as specified in § 227.503(a);

5.	To the extent required, both the Company and SPV Company have filed with the Securities and Exchange Commission ("***SEC***") and provided to Investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6.	Each of the Company and SPV Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7.	Each of the Company and SPV Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg CF.

The Offering is being made through Vicinity, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Service Fees and Commissions[1]

	Price to Investors	**Service Fees and Commissions**	**Net Proceeds**
Minimum Individual Purchase Amount	$1,000.00	0.00*	$1,000.00*
Aggregate Minimum Offering Amount	$2,500,000.00	$200,000.00	$2,300,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$200,000.00	$4,800,000.00

* Amount charged in aggregate based on a successful raise above the minimum offering amount.

(1)	This excludes fees to Company's advisors, such as attorneys and accountants, and compensation in the form of securities that would be received by Vicinity.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of

any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Trueline-Greenville L.L.C. (the "***Company***") is a South Carolina limited liability company formed on June 23, 2021. Trueline-Greenville SPV, LLC (the "***SPV Company***") is a South Carolina limited liability company formed on June 22, 2023.

The SPV Company will use the funds raised in this Offering to invest in the Company with the goal of developing and operating a 400 & 1,700 person venue at 401 Rhett Street, Greenville, SC 29601 (the "***Venue***"). The Company has a long-term lease for the Venue and has had building plans rendered for the planned changes to the Venue. The Company plans to own and operate the Venue and may sell the Venue in the future if a liquidity event would be in the best interests of the

Company. While the Company believes that its stated investment objective and strategy are compelling, there can be no assurance that the Company will achieve its investment objectives.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Manager

The Company will be managed by Trueline-Greenville Manager, LLC, a South Carolina limited liability company (the "*Manager*"). The Manager will be responsible for the management and administration of the Company. Subject to limitations set forth in the Operating Agreement, the Manager will have full authority and discretion to direct all matters related to the Company. Trueline Brands, LLC, the owner of the Manager, owns the brand name "Trueline" and will license the right to use the brand name to the Company for use at the Venue.

THE OFFERING

Minimum amount of Preferred Units being offered	2,500,000
Total [Preferred] Units Offered (if min amount reached)*	2,500,000
Maximum amount of Preferred Units being offered	5,000,000
Total Preferred Units outstanding after Offering (if max amount reached)*	5,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Offering deadline	September 30, 2023
Use of proceeds	See the description of the use of proceeds herein.
Voting Rights	See the description of the voting rights herein.

* Does not include units received as compensation for a successful raise with Vicinity, or units issued in parallel via Regulation D 506(c).

The Company intends to invest in one venue located at 401 Rhett Street, Greenville, South Carolina (the "*Venue*").

As part of this Reg CF Offering, the Company intends to raise contributions ("*Capital Contributions*") up to $5 million to contribute to the completion of the Venue (the "*Reg CF Maximum*"); provided however, the Manager, in its sole discretion, may accept aggregate Capital Contributions below such amount of the Reg CF Maximum. The Manager currently believes the

Target Raise (the **"Target Raise"**) in equity or debt to complete the Venue will be in the amount of $13.5 million.

The Company intends to conduct an initial Closing on any of the offerings when it has approximately $5 million in total capital among the offerings. The Manager believes that closing before raising the Target Raise, although riskier, will allow the Company to begin the construction process and to avoid what the Manager believes could be an unnecessary delay in receiving all of the capital needed to construct the Venue before beginning construction.

The Company is seeking to raise the capital through three different avenues:

1. Reg CF Offering. Utilizing Regulation Crowdfunding, the Company is seeking to raise up to $5 million through the Vicinity funding portal. Investors coming in through this Offering will invest through Trueline-Greenville SPV, LLC, which will invest in the Company.
2. 506(c) Offering. The Company will utilize 506(c) of Regulation D to obtain additional investments from accredited investors outside of the Reg CF Offering. The Company will seek to use this offering under 506(c) to raise the remaining amount of the Target Raise that is not raised by the Crowdfunding Offering or Debt.
3. Debt. The Company will be seeking debt from various lenders, and the Company is considering pursuing an SBA loan. To the extent that the Company is successful in obtaining debt, it will reduce the amount of equity investments needed in the 506(c) Offering or Crowdfunding Offering. The Company cannot guarantee that it will be able to obtain debt financing.

This Offering is not an offer to invest in the 506(c) offering.

The Manager reserves the right, in its discretion, to increase the size of this offering or of the Target Raise. The Manager also reserves the right to raise any amount utilizing any of the above discussed options or may not use one of the options.

MEMBERS AND CLASSES OF UNITS

The Members of the SPV Company (the "*Investors*" or the "*Members*") will be the investors who purchase Units pursuant to this offering under Regulation Crowdfunding (the "*Reg CF Offering*"). The SPV Company will hold one of two classes of preferred units offered in this Reg CF Offering. The Manager, in its discretion, may issue different or additional classes of Units. The current classes of Preferred Units are as follows:

Class A Preferred Units. Class A Preferred Units will be owned by investors who make Capital Contributions equal to or in excess of $1,000,000 (the "*Class A Threshold*") through the 506(c) offering. Class A Preferred Units will accrue a non-compounding preferred return of 15% on unreturned capital (the "*Class A Preferred Return*"). Notwithstanding anything herein to the contrary, the Class A Preferred Return shall be 7.5% prior to the Preferred Return Increase Date.

Class B Preferred Units. Class B Preferred Units will be reserved for investors who make Capital Contributions equal to or in excess of $250,000 but less than $1,000,000 (the "*Class B Threshold*"). Class B Preferred Units will accrue a non-compounding preferred return of 13.5% on unreturned capital (the "*Class B Preferred Return*"). Notwithstanding anything herein to the contrary, the Class B Preferred Return shall be 6.75% prior to the Preferred Return Increase Date.

Class C Preferred Units. Class C Preferred Units will be reserved for investors who make Capital Contributions less than the Class B Threshold. Class C Preferred Units will accrue a non-compounding preferred return of 12% on unreturned capital (the "***Class C Preferred Return***"). It is expected that Class C Preferred Units will be issued entirely to the Crowdfunding SPV and offered under this Crowdfunding Offering. Notwithstanding anything herein to the contrary, the Class C Preferred Return shall be 6% prior to the Preferred Return Increase Date.

All of the preferred units will be nonvoting.

The "***Preferred Return Increase Date***" shall mean the earlier of

> (i)   the date the Venue opens for business and
> (ii)   the date that is 18 months from the date of the first Closing in one of the offerings.

CLOSINGS

The Manager intends to hold a closing as soon as possible upon raising approximately $5,000,000 which it expects to occur on or before September 30, 2023 (the "***Closing***"), but the Manager reserves the right to close the offering sooner or extend the offering period as it determines is appropriate, in its sole discretion. As described elsewhere, the Manager believes that the Company needs approximately $13.5 million in capital to complete the development of the Venue. The Manager may, in its sole discretion, terminate this Offering at any time.

DISTRIBUTIONS

The Company will have different interim distribution order and priority depending upon whether the Company is making a distribution from proceeds of operations or from a liquidating event.

Operating Distributions (as defined below) will be distributed from time to time in the Manager's discretion in the following order and priority:

> (i) First, (A) 100% to the Investors, *pari passu* among all classes of Investors, until the Investors have received total cash distributions equal to its relevant preferred return based on the class of Units (the "***Preferred Return***"). It will be cumulative but non-compounding, such that any unpaid Preferred Return for a given year will accrue and be caught up in accordance with these distribution provisions;
>
> (ii) Thereafter, (A) 90% to the Investors, *pari passu* until Investors receive back their unreturned capital contributions and (B) 10% to the Manager; and
>
> (iii) Thereafter, 30% to the Investors and 70% to the Manager.

Proceeds from Capital Events (as defined below) and liquidating distributions will be distributed from time to time in the Manager's discretion in the following order and priority:

> (i) First, to the Investors, *pari passu* among all classes of Investors, to the extent they have not received their Preferred Return;
>
> (ii) Second, to the Investors to the extent of their unreturned capital (if it has not already been distributed as an Operating Distribution); and

(iii) Thereafter, 30% to the Investors and 70% to the Manager.

"Operating Distributions" shall mean the gross cash proceeds available to the Company from any source that is available for distribution to the Members other than cash from a Capital Event or liquidating distributions, less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, replacements and contingencies, as determined by the Manager.

"Capital Event" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinancing of the Venue or the receipt of net recoveries of damage awards and insurance proceeds (other than rental interruption insurance proceeds) which funds are not otherwise needed for repair or reconstruction of improvements of the Venue.

The Manager may also offer additional non-monetary perks or benefits to some investors that could include access to performances at the Venue or other preferred involvement with the Venue.

MANAGER COMPENSATION

Development Fee

The Company will pay a developer fee equal to approximately 5% of the total cost of development (the "***Development Fee***"). The Development Fee will be paid to 180Company, LLC, an affiliate of the Manager that is owned and managed by John Pedro. Based on current estimates, the Manager expects the Development Fee to be approximately $375,000. It is expected that the Development Fee will be paid over the course of development.

Management Fee

The Company will pay a management fee each Fiscal Year equal to the greater of $300,000 or 3.5% of gross revenue (the "***Management Fee***"). The Management Fee will be paid to the Manager. The Management Fee will be paid during the construction; provided, that, during 2023, the Management Fee will be prorated based on when the Company closes one of its offerings. The Management Fee will be paid monthly.

License Fee

The Company will pay a license fee each Fiscal Year once the Company begins earning revenue equal to $1 for the three initial years following the beginning of operations and then it will be $75,000 (the "***License Fee***"). The License Fee will be paid to Gig, LLC, an entity wholly owned by Michael Grozier, pursuant to a license agreement by which the Company obtains the license to use the brand name "Trueline". The License Fee will be paid monthly and prorated for the initial year.

Promote

The Manager will be entitled to 10% of distributions under the waterfall after the return of capital to Investors. Following payment of the Preferred Returns and the return of capital to Investors, the Manager will receive 70% of the distributions of the Company.

COMPANY EXPENSES

The Company will bear all costs and expenses incurred by the Company in the setup and maintenance of the operations of the Company, including legal and accounting expenses, the cost of preparing the Company's financial statements, tax returns and K-1s, custodial fees, appraisal and valuation expenses, insurance, litigation and indemnification expenses, if any, taxes and other governmental fees and charges. In connection with this Offering, the Company will pay a fee to Vicinity, LLC.

THIRD PARTY AND AFFILIATE SERVICES

Certain necessary services will be provided by third parties. Other third parties may be engaged, and, to the extent the Manager believes that the Manager, or an affiliate of the Manager, can provide any such services, the Manager shall be free to provide the services itself or allow an affiliate to provide the services for additional fees. The fees shall be charged at market rates and will be competitive with fees that would be charged if the Company used the services of a third-party. Please see the Operating Agreement for more details regarding these fees.

BORROWINGS

The Company may procure debt to help fund the acquisition and renovation of the Venue.

RISK FACTORS

An investment in the Company is subject to significant risks. These risks are set forth in greater detail in the section entitled "Risk Factors."

AMENDMENTS

An amendment of the Company's Operating Agreement generally requires a vote of the Manager and majority in interest of the Members. Any such amendment approved by the Manager and a majority in interest of the Members is effective against Members who voted against the amendment or did not vote for the amendment, so long as the amendment does not have a material adverse effect on the Members. The Manager is allowed to amend the Company's Operating Agreement in limited instances without Member consent.

OTHER FUNDS

The Manager and Principals intend to sponsor or form additional investment funds and other Trueline venues (each, a "***Subsequent Fund***"), and the Manager and Principals may make separate companies to operate other Trueline venues. Subsequent Funds may have an investment objective, strategy, and geographic scope that are the same or substantially similar to those of the Company. There will be no restriction on the Manager or the Principals and their affiliates from competing with the Company, making separate Trueline venues, operating other commercial properties, or businesses, or investing in or managing other properties at any time. An investment in the Company is only an investment in the Trueline venue in Greenville, South Carolina and does not entitle an investor to the right to invest in other Trueline venues.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that the Company will be treated as a partnership and not as an association taxable as a corporation or a publicly traded partnership treated as a corporation for federal income tax purposes. Accordingly, the Company should not be subject to federal income tax, and each

Member will be required to report on its own annual tax return such Member's distributive share of the Company's taxable income or loss, whether or not any amounts are distributed to, or withdrawn by, the Member. The Company's Operating Agreement does not require the Company to distribute amounts sufficient to cover the tax liabilities of the Members.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Michael Grozier	100%

MANAGING ENTITY

The SPV Company is managed by Trueline-Greenville Manager, LLC.

LITIGATION

The Company is not involved in any open litigation or lawsuits.

INTELLECTUAL PROPERTY

The Company licenses the rights to use the "Trueline" brand name from Trueline Brands, LLC. Under the license agreement, Gig, LLC, an entity wholly-owned by Michael Grozier, is entitled to the License Fee pursuant to the license agreement once the Company begins earning revenue.

OTHER

The Company conducts business in Greenville, South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own research of the Company's industry to obtain greater insight in the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Min Proceeds Raised	Amount if Minimum Raised	% of Max Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.0%	$200,000	4.0%	$200,000
Construction costs	88.0%	$2,200,000	92.0%	$4,600,000
Misc. costs	4.0%	$100,000	4.0%	$200,000
Total	**100.00%**	**$2,500,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

If the Company only raises the minimum amount, or even if the maximum amount is raised, the Company will not be able to complete development of the Venue and will not go forward on the business plan, unless the Company is successful in finding financing sources elsewhere, such as through debt or other capital raises.

The Company does have discretion to alter the use of proceeds as set forth above.

BUSINESS PLAN

The Company's investment objective is to provide investors with the opportunity to invest in the Company's development and operation of a live entertainment venue in Greenville, South Carolina. The goal is to develop a 400 & 1700 person capacity venue at 401 Rhett Street in Greenville, South Carolina (the "*Venue*"). The Company has a long-term lease for the Venue and has had building plans rendered for the planned changes to the Venue and has received the necessary approvals to begin updates.

Currently, 401 Rhett Street is an abandoned warehouse. The Company will use the proceeds from this Offering, the 506(c) offering, and debt to develop the flagship Trueline venue in Greenville, South Carolina. The Company currently leases the property on which the Venue will be developed under a 20-year lease. The Company has obtained architectural designs for the rebuild of the abandoned warehouse, which currently suggest the following prospective changes:

















EXTERIOR & GROUNDS
VIP ENTRANCE & EXTERIOR



INTERIOR & STAGE RENDERS

GREENVILLE BLUEPRINTS (1/3)



GREENVILLE BLUEPRINTS (1/3)



Although the ultimate design plans may change, the Company has begun discussing the plans with potential general contractors and we are hopeful that the ultimate development will resemble these images. If there is a successful raise by the end of July 2023, we are hopeful that construction will begin in October 2023. Our current best guess is that construction will take approximately 12 months, meaning operations could begin as soon as October/November 2024.

The current design for the Venue has multiple music venues. In the 1700-person capacity music hall, the Company hopes to book national touring acts. The Company plans to buy direct and co-promote shows, as a way to help bring in national touring acts. We are also hopeful to have a diversity of content, bringing in shows from various genres of music. Our goal, although ambitious, is to book 130 national touring acts in the first full year.

In the 400-person capacity room, we intend to book local and regional bands, as well as some curated content. Our ambitious goal is to keep this room busy with events almost every day.

The Company will strive to create multiple revenue streams, including from ticket revenue (calculated after artist guarantees/percentages), rental fees, VIP experiences, private lounges, alcohol sales, food sales, memberships, concierge packages, group sales, and sponsorships. Our current designs call for more than 40 points of sale for bars and lounges for alcohol. We also hope to have an attractive menu to consumers. A more detailed overview of the business is attached as Exhibit A.

Capital Needed for the Development of the Venue

As of the date of this filing, the Manager believes that the Company will need to obtain approximately $13.5 million of capital to fully complete renovation of the Venue and become revenue positive. The Company is currently looking to obtain the capital through three sources: a 506(c) Offering, this Reg CF Offering, and debt. Because the Company is raising capital through a variety of different sources, the amount of capital raised in each of these options is uncertain. Because of the lead time necessary for construction, the Company intends to close any of the various offering sources when it reaches approximately $5 million. The minimum capital raise of $5 million is insufficient to complete the development of the Venue, but the Manager feels comfortable that development can commence and is hopeful that the rest of the capital will be raised within a reasonable time after starting construction. The Company could wait to close all of the offerings when it reaches the amount it believes is needed to complete the development, but this could possibly unnecessarily delay the project.

Governance

Your investment in the Company will be governed by the SPV Company and the Company's Operating Agreements, both of which are attached as Exhibits B and C. The Operating Agreements provide that Trueline Greenville Manager, LLC, a South Carolina limited liability company, is the manager of the Company. Subject to very narrow limitations set forth in the Operating Agreements, the Manager will have full authority and discretion to direct all matters related to the SPV Company and the Company. The Operating Agreements also include other provisions, such as restrictions on transferability of Units and a call right in favor of the Company and the SPV Company. All investors should thoroughly review the Operating Agreements with their lawyers, accountants, and investment advisors prior to investing in the SPV Company.

MANAGER, OFFICERS AND EMPLOYEES

Trueline-Greenville Manager, LLC will serve as the manager of the Company (the "***Manager***"). The Manager is wholly-owned by Trueline Brands, LLC. The Manager is responsible for the overall management and administration of the Company and the SPV Company, including the acquisition and management of the Venue and the Company's other assets. The Manager will provide to the Company and the SPV Company, among other things, day-to-day administrative services, property management, disposition, and other transaction-related services, and will have the right to engage other firms to handle one or more such services under the Manager's supervision. The management and supervision of the Company and the SPV Company are exclusively vested in the Manager and any entities to which it may delegate such authority. Investors generally will not have any right to participate in the management, control, or supervision of the Company and the SPV Company and will have no authority to bind or transact business on behalf of the Company and the SPV Company.

The Principals

Michael Grozier, CEO

Full-time, Trueline Brands

Part-time, Trueline-Greenville L.L.C.

EVP of Clubs and Theatres with Live Nation during the last 3 years.

Michael is an accomplished leader in the live entertainment industry with a proven track record of success spanning three decades. He has a strong background in management, profitability and culture building and a passion for creating unforgettable experiences. After graduating from Villanova University in 1983, Grozier held management roles at the Hard Rock Café in New York City from 1984 to 1989, which ultimately led to an opportunity for him to open the Hard Rock Café in Dallas as a manager. From 1989 to 1992, he served as a general manager for Entertainment One, where he spearheaded the opening of a club in Dallas and later took over Wurlitzers in Piscataway, New Jersey. In 1992, Michael became the Founding General Manager and Director of Training for the original House of Blues in Cambridge, Massachusetts. He played a pivotal role in establishing additional House of Blues locations in New Orleans, Las Vegas, Cleveland and Atlantic City, among other cities, writing handbooks, training manuals and reviews, while also developing operating systems. In 2006, House of Blues was acquired by Live Nation, and Michael was promoted to Executive Vice President of Clubs in Theaters in 2007. During the past 10 years, his division has achieved a compound annual growth rate of 19%, has expanded to include an additional 15 clubs, and has reached an annual revenue of $225 million with an AOI of $36 million.

John Pedro, Developer, part-time

Principal with One-Eighty Co during the last 3 years.

John owns a boutique construction and development firm that has constructed over 7.5 million square feet and completed more than 40 hospitality and retail projects with an aggregate cost of over $2.2 billion over the course of the last 25 years, working with major brands such as Kohls, Kroger, Alexanders, Walmart and Live Nation. His firm specializes in working with select clients on transformative projects, growing market-defining brands, and taking a holistic, organic approach to each project with a primary focus on the customer experience. He has collaborated with Michael Grozier on several projects and also owns a hospitality brand, which he developed, that operates various bars and restaurants in multiple markets. John is a graduate of The Ohio State University with a degree in Construction Management and a minor in Finance.

Michael O'Connor, part-time

Partner of O'Connor Law during the last 3 years.

Michael is the founding partner of O'Connor Law in Frackville, Pennsylvania. Michael practices in various areas of law, including workers' compensation, social security disability, personal injury, and motorcycle and automobile accidents. Michael earned his J.D. at Western Michigan University Cooley Law School, and both his M.A. in Political Science and B.A. in Political Science from Villanova University.

Samuel J. Morreale, part-time

Managing Partner of Vision Real Estate Partners during the last 3 years.

Sam is the founder and a managing partner of Vision Real Estate Partners, a full-service real estate investment, development, and asset management company. Prior to co-founding Vision Real Estate Partners, Sam worked at Goldman Sachs Whitehall Operating Company, which owned and operated over 15 million square feet of commercial real estate in the Northeast. Sam graduated from Villanova University with a Bachelor of Science in Business Administration in addition to graduate studies in finance at Seton Hall University. He currently serves on the Board of Trustees for the National Association of Industrial and Office Properties (NAIOP). He is also a member of the Real Estate Advisory Board of The Daniel M. DiLella Center for Real Estate at Villanova's School of Business, a member of the Board of Trustees for Berkeley College in both New York and New Jersey, and a Board Member of the Sussex Education Foundation (a non-profit organization providing housing for international students in Manhattan and Westchester).

EMPLOYEES

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Prior to the date of this Form C, the Company had issued the following outstanding Securities:

Type of security	Membership Units
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	No
Percentage ownership of the Company by the holders of such Securities	100%

Prior to the date of this Form C, Michael Grozier owned all outstanding Membership Units of the Company. In connection with this offering, the Membership Units owned by Michael Grozier will be converted into manager ownership.

In connection with this Crowdfunding Offering and the 506(c) Offering, the Company expects to have three classes of Units:

Type of security	Class A	Class B	Class C
Amount outstanding	None currently	None currently	None currently
Voting Rights	No	No	No
Anti-Dilution Rights	No	No	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.	Each class will earn a different preferred return, but will share, on a pro rata basis, with the other classes in 30% of the distributions following the payment of capital and preferred returns.
Percentage ownership of the Company by the holders of such Securities	This will depend upon the number of investors in each class of units.	This will depend upon the number of investors in each class of units.	This will depend upon the number of investors in each class of units.

The Company has related party loans outstanding in the amount of $506,653 as of the end of 2022. The related party loans bear no interest, are unsecured, and are payable at a future date to be determined by management.

Related Party Transactions

Related Party	Relation	Amount
Gig Inc.	Michael Grozier owns Gig, LLC and has extended member loans in this amount (see audited financials notes for additional information)	$506,653

The Company has not conducted any Securities offerings in the past three years.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit E.

Operations

We are a pre-revenue company and our primary expenses for 2021 and 2022 consisted of lease payments ($22k and $181k respectively), amortization ($36k and $54k respectively), G&A expenses ($21k and $28k respectively), and contractors/professional services ($71k and $6k respectively). The Company does not anticipate generating revenue until after operations begin.

There are no historic revenues or costs of goods, as the Company is not yet operational. The Company intends to achieve profitability within the first couple of years of operations.

Financial milestones include the following targets:

- Equity funding completed – Q3 2023
- Begin construction - Q4 2023
- FF&E installs, marketing and training - Q3 2024
- Operations begin - Q4 2024

Liquidity and Capital Resources

The Offering proceeds are a key part of our business plan, as the Company could not otherwise conduct the renovation and become operational. Total minimum capital needs for the project's viability are estimated at $13.5 million, sourced from this Regulation Crowdfunding Offering, a 506(c) offering, and debt.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

- Materials and labor to redevelop the abandoned building
- FF&E for the Venue

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit E**.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 Class C Units for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $2,500,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 30, 2023 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount, up to a total of $5,000,000.00 (the "***Maximum Amount***"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before 48 hours prior to the Offering Deadline or the Closing, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment.

Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Vicinity, LLC, the Intermediary.

RISK FACTORS

An investment in the Class C Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this confidential Form C before purchasing our Class C Units. The risks discussed in this Form C can adversely affect our business, operating results, prospects and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this confidential Form C before you decide to purchase any of our Class C Units.

Risks Relating to the Venue

Investment Risks.

The Company's, and thus the SPV Company's, economic performance and value are subject to many risks, including the failure for any reason of the Venue to generate revenues sufficient to meet its operating expenses, including debt service, the Company's, and thus the SPV Company's, cash flow and ability to pay distributions to its equity holders, or even to meet its obligations to any lender. In any such case, the value of the Venue, and thus of the Company, and thus the SPV Company's, and the investor's investment may be adversely affected. Factors outside the Company's control that make the Company, the SPV Company, Venue, and the investor's investments susceptible to the risks generally include:

- unfavorable trends in the national, regional or local economy, including changes in interest rates or the availability of financing as well as plant closings, industry slowdowns, a decline in household formation or employment (or lack of employment growth), conditions that could cause an increase in the operating expenses of the Company (such as increases in property taxes, utilities, compensation of on-site personnel and routine maintenance), and other factors affecting the local economy;
- construction or physical defects in the Venue that could affect its market value or cause the Company to make unexpected expenditures for repairs and maintenance;
- adverse use of adjacent or neighboring real estate;
- changes in real property tax rates and assessments, zoning laws or regulatory restrictions, including rent control or rent stabilization laws or other laws regulating the Company's operations; and
- damage to or destruction of any of the buildings comprising the Venue, or other catastrophic or uninsurable losses, which may thereafter be impossible to repair or replace due to changes in building, zoning or planned development uses that have come into effect.

These factors, among others, may reduce the income or value of the Venue and thus may have an adverse impact on the operations of the Venue and the value of the investors' investments.

General Risks Relating to Ownership and Operation of an Entertainment Venue.

Certain expenditures associated with the Venue will be fixed (principally mortgage payments, if any, real estate taxes, and maintenance costs) and will not necessarily decrease due to events adversely affecting the owner's income from the Venue and the investors' investments. No assurance can be given that certain assumptions as to the future profits from the Venue will be accurate, since such matters will depend on events and factors beyond the Company's control. These factors include, among others:

· adverse changes in local and national economic conditions;
· changes in the financial condition of customers;
· changes in the availability of debt financing and refinancing;
· changes in the relative popularity of the Venue and other music venues;
· changes in interest rates, real estate taxes, and operating and other expenses;
· changes in market capitalization rates;
· changes in, and to the application and interpretation of, environmental laws and regulations, zoning laws and regulations, other governmental laws, and regulations and changes in fiscal policies;
· changes in utility rates;
· changes in market rates;
· development and improvement of competitive entertainment venues;
· ongoing development, capital improvement, and repair requirements;
· risks and operating problems arising out of the presence of certain construction materials;
· environmental claims;
· physical destruction and depreciation of equipment and property;
· damage to and destruction of the Venue, including uninsurable losses (such as damage from wind storms, earthquakes, hurricanes, or acts of terrorism);
· acts of God;
· changes in availability and cost of insurance;
· unexpected construction costs;
· increases in the costs of labor and materials;
· material shortages; and
· labor strikes.

Our business depends upon attracting good musicians.

Our business model depends upon our ability to book quality musicians that can attract customers to the Venue. In the event that we are not successful in attracting popular, quality musicians, our cash flows will be adversely affected.

Competition from Other Entertainment Venues.

The Venue will compete with other entertainment venues in the same geographic area. Competition in the identified target markets areas is significant and likely to increase during the anticipated investment term, and may affect the Venue's ability to attract customers and provide entertainment options. Moreover, if development of other venues similar to the Venue by other operators were to increase, competition with the Venue could intensify. Competition in the local market could decrease the Company's ability to attract bands, customers or entertainment options, cause an increase in operating expenses, make refinancing a bank loan more difficult or impossible, make a sale of the Venue more difficult or less profitable, or otherwise make it difficult or impossible to operate the Venue profitably.

The Peace Center, an established venue in Greenville, announced plans in September 2022 to develop "AMP: A Music Project" within 1 mile of the Venue. AMP is projected to be a $36 million project that will involve transforming three buildings next to the Peace Center into music venues. Construction began in February 2023 on AMP and is expected to be completed by the end of 2024. AMP is projected to include, among the current music offerings of the Peace Center, a 250-person capacity listening lounge, a recording studio, and a 1300-person capacity, three-tiered, flat floor music club. Although the Venue and AMP will compete for bands, entertainers, and customers, the Manager believes that the Venue will be complementary to AMP to help grow Greenville into a sophisticated music city.

Competing Interests of Musicians.

Given the number of shows we are hopeful to have play at the Venue, we expect to have various types of musicians that may appeal to some members of the community but not other members of the community. Inevitably, there is no way to conduct comprehensive background checks on any and all public or private statements or positions taken by musicians. In the event that the Venue hosts a musician who has, for example, posted something on Twitter that is offensive, there may be blowback or a public relations debacle for the Venue which would harm the Company's, and thus the SPV Company's, revenues.

Our marketing strategies and channels will evolve and may not be successful.

We expect to incur costs and expend other resources in our marketing efforts to attract musicians and customers. Our strategy is expected to include public relations, digital and social media, and promotions. We will also rely upon musicians marketing to their fan bases. We expect to rely heavily on social media for many of our marketing efforts. If consumer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our marketing strategies which could require us to incur significantly more costs. Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Risks Associated with a Music Venue.

The Venue is a music venue that includes general risks associated with operating a music venue that serves alcohol, including, but not limited to, injuries to customers. The Company expects to have insurance to cover the Venue from any losses. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and/or the willingness of musicians to play at our venue. Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

The Venue will be subject to regulation, including, but not limited to, those regulating alcohol.

The Venue intends to conform to all applicable governmental rules and regulations. We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of South Carolina and Greenville. Alcoholic beverage control regulations relate to numerous aspects of daily operations of a restaurant, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause any licenses we obtain to be revoked and force us to cease the sale of alcohol. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any operations or increase the costs associated therewith. We expect alcohol sales to comprise a significant portion of our revenues. If we are unable to obtain any required licenses, revenues and results of operations could be adversely affected.

Additionally, we are also subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We expect to carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition.

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

The Venue intends to offer a full-service food menu. Food safety is a top priority, and we will dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We will rely on third-party food suppliers and distributors to properly handle, store and transport ingredients to the restaurant. Any failure by our suppliers, or their suppliers, could cause ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services. Regardless of the source or cause, any report of foodborne illnesses or food safety issues, whether or not accurate, at the Venue could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales. If any of our guests become ill from food-borne illnesses, we could be forced to temporarily close the Venue or cease offering food or choose to close as a preventative measure if we suspect there was a pathogen in the Venue. Furthermore, any instances of food contamination, whether or not at the Venue, could subject us or our suppliers to voluntary or involuntary food recalls and the costs to conduct such recalls could be significant and could interrupt supply to unaffected restaurants or increase the cost of ingredients.

The Company's Employees May Engage In Misconduct Or Improper Activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and lawsuits, and serious harm to the Company's reputation.

The Venue is Leased.

The Company will be investing significant capital to develop a music venue with a lease of approximately 20 years. The Company does not own the property on which the Venue will be constructed. The fact that the property is leased may impact the Company's ability to obtain debt financing for the construction and may impact the Company's ability to sell the Venue at its true fair market value (unless the potential purchaser is able to renegotiate a lease on favorable terms). To the extent that the Company needs to renegotiate the lease, the landlord could have significant leverage over the Company as the Venue cannot be physically relocated to another location.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Trueline Greenville is the flagship location and the management team's first venture together. Although the Principals have experience in the music and hospitality industry, this Company is the first Trueline venue and their first music venture together. There are inherent risks and learning curves in developing a new music venue. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. Although the Principals believe their background and experience can overcome such learning curves, risks do exist.

Costs associated with complying with the Americans with Disabilities Act.

The Venue is expected to be subject to the Americans with Disabilities Act of 1990, as amended (ADA). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's, and thus the SPV Company's, net income and the amount of cash available for distributions to the Company's, and thus the SPV Company's, investors.

Entertainment Venue Related Regulatory Risks.

An investment in an entertainment venue is subject to various federal, state, and local laws and regulations, including building codes, regulations pertaining to fire safety and handicapped access and other regulations which may be enacted from time to time. The Company's, and thus the SPV Company's, performance may be adversely affected by significant costs required to comply with any future changes in such regulations.

Impact of Government Regulations on the Venue.

Government authorities at all levels are actively involved in the regulation of land use and zoning, environmental protection and safety and other matters affecting the ownership, use and operation of real property. Regulations may be promulgated that could restrict or curtail certain usages of existing structures, including, but not limited to, hour restrictions, or require that such structures be renovated or altered in some manner. The promulgation and enforcement of such regulations could increase expenses, and lower the income or rate of return, as well as adversely affect the value of any aspect of the Venue. Operators are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the Company, and thus the SPV Company.

Additionally, the Venue may be subject to takings or eminent domain by the government. Any such exercise of eminent domain would allow the Company to recover only the fair value of the Venue. "Fair value" could be substantially less than the real market value of the Company's internal assessment of value of the Venue for a number of years, and the Company could effectively have no profit potential from the Venue acquired by the government through eminent domain.

Leverage.

The Venue may be leveraged and subject to substantial mortgage indebtedness. As a result of such leveraged position, an increase in the value of the investments could result in substantial benefits to the Company upon resale of the investments. Conversely, a decrease in the value of the Venue could result in the Company being unable to sell the Venue for a price sufficient to return to the Members their investment in the Company, and thus the SPV Company.

Risk of Foreclosure.

It is contemplated that the gross revenues to be derived from the operation of the Venue will be sufficient to cover the expenses of maintaining and operating the Venue, including servicing any applicable debt financing. However, no assurance exists that such gross revenues will always be sufficient to cover such expenses. Failure by the revenues generated by the Venue to meet the obligations under any applicable debt financing could result in loss of the Venue through foreclosure and, thus, the investors losing their investment. Moreover, many forms of debt financing will have terms that will require a substantial "balloon payment" at maturity. To the extent that the Company obtains debt financing with a balloon payment, the Manager will endeavor to sell or refinance the Venue at or prior to the time of the maturity. The ability to repay any debt financing will be dependent upon the ability to sell the Venue for more than the balloon amount or to obtain adequate refinancing at the respective due date. Failure to sell the Venue or to obtain the necessary refinancing when needed could result in a foreclosure of the investments.

Rising Interest Rates.

It is possible interest rates will change during the time of the Company's ownership of the Venue. To the extent that the Company uses debt financing with a variable interest rate, the changes in interest rates could have unforeseen and potentially negative impacts on the returns of the Company. Accordingly, increases in interest rates would increase the interest costs of the Company's investment, which could materially and adversely affect the results of operations and ability to pay amounts due on the outstanding debt.

Tax Credits.

The Manager believes the Venue and the renovations may qualify for Abandoned Building Tax Credits. The Company has not yet applied for those tax credits and there is no certainty as to whether the renovations of the Venue will qualify for any such tax credits and, even if it did, that the tax credits would be useful to Investors.

There may be construction cost overruns and delays.

The estimated construction costs are based on the Manager's current estimates, which are based on certain assumptions, including but not limited to the assumption that this Offering is successfully and timely consummated and that the Company is fully funded.

The plans and specifications for the construction and development are only preliminary at this point and the costs of construction and development have not been finalized, as final bids have not yet been received and the construction contracts have not been finally awarded. Until that time, the amount for construction is only our current best estimate of costs. Even assuming the estimate is correct for purposes of finalizing a construction contract, construction cost overruns may occur for a variety of reasons, including but not limited to, the following:

· There may be delays in the consummation of this Offering.
· There may be delays in closing any loan or receiving construction draws thereunder.
· There may be delays in obtaining any necessary materials, labor, furniture, equipment or inventory for the completion of the Venue construction and development.
· Construction delays and cost overruns may also occur due to unanticipated environmental, soil or other conditions impacting the property, labor disputes, supplies shortages, transportation difficulties, earthquakes, or other natural disasters or other events affecting the site or the region generally.

Any general contractor may have other commitments to build other facilities and those commitments could delay construction of the Venue and our ability to generate revenue.

We do not know how many other projects the architect or general contractor engaged by the Company to design and complete the construction and development will have contracted when work on our project begins. It is possible that the architect or general contractor engaged to work on the Venue has or may have commitments to other projects that could cause the construction to be delayed. It is also possible that the architect or general contractor engaged to work on the Venue will continue to contract with others for other design and construction projects. These current and future commitments could reduce the resources of the architect or general contractor to such an extent that completing the construction may be significantly delayed. If this occurs, the Company's ability to generate revenue will also be affected and the value of your investment in the Class C Units may be reduced.

Any person who supplies services or materials to the Venue may have a lien against the Venue securing any amounts owed to such person under state law.

During construction and development of the Venue, if a contractor fails to pay its subcontractors or the materials supplier to the Venue, the subcontractor and materials supplier who were not paid will have mechanic's lien rights against the Venue. If a mechanic's lien does appear against the Venue or the property, its release must be obtained or the person holding such lien will have the right to foreclose. Such a lien will negatively affect returns therefrom.

Construction of the Venue is subject to zoning and development laws and regulations which may increase our costs, delay construction and reduce profitability.

As a precondition to the planned construction and development of the Venue, we will be required to obtain the approval and permission of numerous governmental authorities. We have not yet obtained all of these approvals and permits. While the Manager does not anticipate any serious obstacles on the approval and permitting process, failure to obtain such approvals and permits on a timely basis, or at all, may adversely affect our future results and prospects. There is also the possibility that the applicable permitting and approving authorities could impose certain conditions on construction of the Venue which could result in unanticipated additional costs to construction or could result in construction becoming unfeasible, either of which could have a material adverse effect on our business and our profitability. We also may be subject to additional costs or delays because of building permit ordinances, moratoriums, restrictions or other governmental regulations that could be imposed in the future. These ordinances, moratoriums, restrictions or regulations, if imposed, could cause our costs to increase and/or delay or impede our construction of the Venue, which would in turn reduce our revenues and profitability.

Defects in construction could result in devaluation of the Preferred Units.

There can be no assurance that defects in materials and workmanship in the construction and development of the Venue will not occur. Though we expect any construction agreement with a general contractor to require the contractor to correct all defects in materials or workmanship for a period of at least one year after substantial completion of the Venue, material defects in workmanship or materials may still occur. Such defects could delay the completion of the Venue, or, if such defects are discovered after the development is completed, could cause us to have to make additional repairs to the Venue which would affect operations, which would in turn reduce the value of the Units.

Potential Environmental Liabilities.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such enactments often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's or operator's liability therefor as to any property is generally not limited under such enactments and could exceed the value of the property or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the Company's ability to sell such property or to borrow using such property as collateral.

Losses from Natural Catastrophes.

The Venue will be covered by insurance believed to be customary in amount and type for real property assets. Some losses of a catastrophic nature, such as losses from floods or high winds, may be subject to limitations. The properties in which the Company may invest may not be able to maintain insurance at a reasonable cost or in sufficient amounts to protect against all potential losses. Further, insurance costs could increase in future periods. If the Venue suffers a substantial loss, insurance coverage may not be sufficient to pay the full current market value of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace a damaged or destroyed property.

Risks and Conflicts of Interest Relating to the Company's Operations

No Assurance of Profit, Cash Distributions, Appreciation, or Rate of Return.

The Company has no previous operating history and will be entirely dependent upon the Manager. While the Manager intends to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) investments by the Company will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Company will achieve its targeted returns; or (iii) an investment, once made, will be profitable or that a Member's interest in such investment will have economic value. Historical returns achieved by affiliates of the Manager are not predictions of future performance. In addition, there can be no assurance that investments will generate cash flow available for distribution to Members or that the Manager will be able to liquidate the Company's investments on favorable terms.

No Relation to Other Investment Results.

The prior investment results of the Manager, the principals, or their respective affiliates, including investment results achieved with their prior firms or any other person or entity described in this Form C, are provided for illustrative purposes only and are not indicative of the future investment results of the Company. There can be no assurance that the investment of the Company will perform as well as the past investments described in this Form C or that the Company will be able to avoid losses. While the Manager intends for the Company to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance that the estimated target return will be achieved. On any given investment, loss of principal is possible.

Reliance Upon the Manager and the Principals.

Purchasers of Preferred Units do not and will not participate in the investment decision-making process, and the success or failure of the Company is dependent entirely upon the Manager's and the Principals' ability to manage the Venue. In addition, the Company's performance depends, in part, on the Manager's ability to attract and retain key personnel and the continued contributions of the Principals and other executive officers and other key personnel of the Manager, each of whom would be difficult to replace.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies yet on any such individuals.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability at this time, though there is a goal to do so. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Non-Diversified Investment Strategy.

The Company's investment program is considered to be speculative and entails substantial risks. The SPV Company will invest all of its capital into the Company. The Company will invest all of its available capital in the Venue and thus will not be diversified. The Company would effectively make only one investment. Because the Company is not diversifying its portfolio with various investments, the Company will have no ability to shield its investment from losses. No assurance can be given that the Company's investments will generate any income or appreciate in value. There can be no assurance that the Company's investments will not decrease in value.

Asset Valuations.

With certain limited exceptions, valuations of current income and disposition proceeds with respect to financings and investments by the Company will be determined by the Manager and will be final and conclusive with respect to all Members.

Delayed Tax Report Information.

The Company and/or the SPV Company may not be able to provide final Schedule K-1s to Members for any given fiscal year until after April 15 of the following year. The Manager will use commercially reasonable efforts to provide Members with final Schedule K-1s or with estimates of the taxable income or loss allocated to their investment in the Company and/or the SPV Company on or before such date, but final Schedule K-1s may not be available until the Company and/or the SPV Company has received tax reporting information from the Venue necessary to prepare final Schedule K-1s. Members may be required to obtain extensions of the filing dates for their federal, state and local income tax returns. Each prospective investor should consult with its own adviser as to the advisability and tax consequences of an investment in the SPV Company.

Absence of Recourse.

The governing documents of the Company and the SPV Company limit the circumstances under which the Manager and its affiliates, officers, directors, partners, employees, members or other agents, can be held liable to the Company and/or the SPV Company. Further, the Manager may, in its sole discretion, advance to the Manager, a principal or any other indemnitee reasonable attorneys' fees and other costs and expenses incurred in connection with the defense of any and all actual or threatened claims, demands, actions, suits, or proceedings which arise out of such conduct prior to the final disposition of such claim, demand, action, suit, or proceeding; provided, however, that all such advances will be promptly repaid if it is subsequently finally determined in a judicial proceeding or binding arbitration that the indemnitee receiving such advance was not entitled to indemnification hereunder. Other than as set forth herein in respect of the guarantees, any such indemnity shall be paid from, and only to the extent of, Company assets, and no Member shall have any personal liability on account thereof. Finally, the Members do not have the ability to remove the Manager except for cause, which is narrowly defined. As a result, Members may have a more limited right of action in certain cases than they would have in the absence of such limitations.

Risks Relating to Investing in Preferred Units in the Company

The Manager can close the Offering with insufficient capital to complete the development of the Venue.

As described elsewhere, the Manager presently believes that the Company needs $13.5 million to complete the development of the Venue, which the Manager hopes to raise using a combination of equity contributions and debt. Because of the lead time necessary for construction, the Company may close any of the various offering sources when the total capital raised reaches approximately $5 million, which is insufficient to complete the development of the Venue. Although the Manager believes that it will be successful in raising the remaining capital, there is no guarantee that it will be successful in doing so. In the event that the Manager does not raise sufficient capital to complete the development of the Venue, investors could lose their investment.

Members' Investments in the Company Will Be Illiquid and Long Term.

There is not and will not be any public market for the Preferred Units, and the Preferred Units will not be registered under the Securities Act of 1933, as amended, or any state securities law and will be restricted as to transfer by law and the terms of the Operating Agreement. Members will not be entitled to withdraw from the SPV Company. Therefore, it should be anticipated that a Member will be required to bear the economic risk of its investment for an indefinite period of time.

Call Right.

Pursuant to the Operating Agreement, the Manager has the ability to have the SPV Company call a Member's Interest at any time for any reason at the fair market value of such Interest.

The Manager can sell the Venue at any time in its discretion.

The Manager can sell the Venue at any time and to any party in its complete and absolute discretion. The Manager may elect to sell the Venue to itself or an affiliate of the Manager or may elect to sell to a third-party buyer. In the event the Manager elects to sell the Venue to itself, it will be at a value determined by an independent third-party appraiser. Members will not have any role in determining the decision to sell the Venue, timing of the sale of the Venue or the buyer of the Venue. To the extent that an investor invests through a qualified opportunity fund, the Manager will be under no obligation to cause the Company to own the Venue for any time period.

Absence of SEC and Applicable State Securities Commission Reviews.

Since this Offering is a private offering and is not registered under the Securities Act or under applicable state securities or "blue sky" laws, this Form C has not been reviewed by the SEC or by the equivalent agency of any state or governmental entity. Review by any such agency might result in additional disclosures or substantially different disclosures from those actually included in this Form C.

Risk of Tax Law Changes.

Congress has considered proposed amendments to the tax laws that potentially could have a negative impact on the Manager and, possibly, other Members in private investment funds such as the SPV Company and the Company. Such changes (or other tax law changes) could directly or indirectly reduce an investor's after-tax return from an investment in the SPV Company. It is impossible to predict whether any such legislative changes will be enacted or, if they are enacted, whether they would have a significant effect on investors in the SPV Company.

Federal Income Tax Risks.

Investments in the SPV Company entail certain tax risks, including: (i) the generation by the Company or the SPV Company of unrelated business taxable income for any tax exempt entity that purchases Preferred Units; (ii) the treatment of the Company or the SPV Company as engaged in a trade or business in the United States, causing certain foreign investors to be subject to U.S. federal income tax at graduated rates on their share of the Company's or the SPV Company's income; (iii) the possibility that certain deductions claimed by the Company or the SPV Company may be disallowed and that any audit of the Company's or the SPV Company's tax returns may result in an adjustment to or an audit of a Member's return; (iv) the possibility that the Company or the SPV Company may have taxable income allocable to Members in an amount greater than the cash available for distribution, including tax distributions; and (v) the possibility that future legislative or administrative or judicial interpretations of current law or future legislation will change the tax treatment of Members described herein. Potential Members should carefully review the risks contained herein and consult with their own tax advisors regarding the tax impact of an investment in the SPV Company.

NO RULINGS HAVE BEEN REQUESTED FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO ANY OF THE TAX MATTERS DESCRIBED HEREIN AND NONE WILL BE REQUESTED. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN ADVISORS WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF ITS PARTICIPATION AS A MEMBER IN THE SPV COMPANY.

General Risks

Uncertainty of Future Results.

This Form C or other information provided to Members may contain certain financial projections, estimates and other forward-looking information. This information was prepared by the Manager based on its experience in the industry and on assumptions of fact and opinion as to future events which the Manager believed to be reasonable when made. There can be no assurance, however, that assumptions made are accurate, that the financial and other results projected or estimated will be achieved or that similar results will be attainable by the Company (and thus, the SPV Company). Prior investment returns are not indicative of future success.

Projections.

Projected results of the Venue are only estimates of future results that are based upon assumptions made at the time the projections are developed. Although the Manager believes the estimates and assumptions to be reasonable, some or even all of the estimates or assumptions may prove to be inaccurate. Undoubtedly, there will be differences between projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. Also, general economic factors, which are not predictable, can have a material effect on the reliability of projections.

The hypothetical pro forma performance results provided in Exhibit A have many inherent limitations and have made certain assumptions. The pro forma financial statements are intended only to show how the Company (and thus, the SPV Company) might perform if the underlying assumptions are realized and the pro forma financial statements are subject to uncertainties, many of which are beyond the control of the Manager. Because of such uncertainties, the Company's (and thus, the SPV Company's) actual results will differ from those reflected in the pro forma financial statements, and such differences could be material. Accordingly, investors should not place any reliance on the pro forma financial statements as a predictor of the Company's (and thus, the SPV Company's) future performance or operating results. Neither the Manager, the SPV Company, nor the Company intends to update the pro forma financial statements to reflect future circumstances or events.

Cautionary Statements Regarding Forward-Looking Statements.

Certain statements in this Form C constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Company (and thus, the SPV Company), involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company (and thus, the SPV Company) to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Form C speak only as of the date hereof. The Company, the SPV Company, and the Manager expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Counsel to the Company Does Not Represent Members.

The Manager has retained O'Connor Law Firm and Nelson Mullins Riley & Scarborough, LLP (collectively "*Counsel*") in connection with the formation of the Company and the SPV Company, and may retain Counsel as legal counsel in connection with the management and operation of the Company and the SPV Company. Counsel will not represent any Member or prospective Member of the Company or the SPV Company. Counsel has not passed upon the adequacy of this Form C or the fairness of the disclosure herein. Any Member or prospective Member must retain its own independent counsel with respect to the formation of the Company and the SPV Company and any and all matters described above.

Diverse Interests of Investors.

Members are expected to include taxable and tax-exempt entities and may include persons or entities organized in various jurisdictions. As a result, conflicts of interest may arise in connection with decisions made by or on behalf of the Company or the SPV Company that may be more beneficial for one type of Member than for another type of Member.

Member Due Diligence.

The Manager will make available, prior to the Closing of this Offering, to each prospective investor the opportunity to ask questions of, and receive answers from, a representative of the Manager concerning the terms and conditions of this Offering and to obtain any additional information if the Manager possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth herein. Due to the fact that different potential investors may ask different questions and request different information, the Manager may provide certain information to one or more prospective investors that it does not provide to all of the prospective investors. None of the answers or additional information provided are or will be integrated into this Form C, and no prospective investor may rely on any such answers or information in making its decision to subscribe for Preferred Units.

Conflicts of Interest

Conflicts with the SPV.

Investors will invest through a crowdfunding special purpose vehicle, the SPV Company, which will invest in the Company. The Manager and the Principals will also serve as the Manager and Principals of the SPV Company. While the investment goals of the SPV and the Company will be substantially similar, it is possible a conflict of interest could arise for the Manager or the Principals between the SPV Company and the Company.

Conflicts with other Activities.

Affiliates of the Manager and the Principals are engaged in a variety of activities within the real estate and entertainment industries. These affiliates may engage in activities, in the ordinary course of their respective businesses, which may conflict with the interests of the Company and/or the SPV Company. The Manager and/or its Affiliates intend to develop other Trueline venues in other geographic activities. The development and management of these other Trueline venues, as well as other activities of the Principals, may create a conflict between the allocation of time and resources of the Manager and the Principals to the Venue and their other activities.

Promote

The Company will pay the Manager a Promote. As a result of the Promote, the returns realized by the Members from the Company's activities may be substantially less than the returns the Members would realize from engaging in the activities directly, if they were able to make such investments directly without investing in the Company. The Promote may create an incentive for the Manager to cause the Company to make decisions that are riskier or more speculative than would be the case in the absence of a financial incentive to the Manager based on the performance of the Company.

Other Responsibilities of the Principals.

The Principals will continue to conduct certain activities on behalf of the Manager or its affiliates. These other activities could potentially interfere with their responsibilities to the Manager or the Company.

Other Funds and other Trueline Venues Established by The Manager and Its Affiliates.

Neither the Manager nor its respective Affiliates are restricted from forming additional funds or forming other Trueline venues, entering into other manager relationships or engaging in other business activities, even though such activities may be in competition with the Company and/or may involve substantial time and resources of the Manager. The Manager and/or its respective Affiliates may establish funds which compete with the Company for music acts. The Manager and/or its respective Affiliates intend to create other Trueline venues in other geographic regions. The Manager and/or its respective Affiliates will not be required to offer any investment opportunities to the other Trueline venues to any investors in this Offering.

THE FOREGOING LISTS OF RISK FACTORS AND CONFLICTS OF INTEREST DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THE ENTIRE MEMORANDUM AND ALL EXHIBITS BEFORE DETERMINING WHETHER TO INVEST IN THE COMPANY. ALL POTENTIAL INVESTORS SHOULD OBTAIN PROFESSIONAL GUIDANCE FROM THEIR TAX AND LEGAL ADVISORS IN EVALUATING ALL OF THE TAX IMPLICATIONS AND RISKS INVOLVED IN INVESTING IN THE COMPANY.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Members of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Member. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Member and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Member in light of such Member's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to a Member because such Member is subject to special rules, including but not limited to rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Members who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other pass-through entity for U.S. federal income tax purposes. This summary does not in any way either bind the Internal Revenue Service (the "*IRS*") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS, any other federal, state or local agency or the courts. The SPV Company and the Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective investor is urged to consult its own tax advisor with respect to the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of an investment in the SPV Company.

Company Status

Subject to the discussion of "publicly traded partnerships" and "taxable mortgage pools" below, the SPV Company and the Company will be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Manager intends to operate the SPV Company and the Company so they will not be treated as publicly traded partnerships. The SPV Company and the Company intend to obtain and rely on appropriate representations and undertakings from each Member and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership.

Section 7701(i) of the Code provides that any entity (or a portion of an entity) that is a "taxable mortgage pool" (a "TMP") will be treated as a corporation subject to U.S. federal income tax. Under such Section 7701(i), an entity (other than a REMIC) will be a TMP if (i) substantially all of its assets consist of debt obligations (or interests therein), more than 50% of which are real estate mortgages (or interests therein), (ii) the entity is the obligor under debt obligations with two or more maturities, and (iii) under the terms of the entity's debt obligations (or an underlying arrangement), payments on such debt obligations "bear a relationship" to the debt obligations (or interests) referred to in clause (i). To the maximum extent practicable, the SPV Company and the Company will seek to structure their investments so as to avoid TMP status.

If either the SPV Company or the Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Members would be substantially less than if the SPV Company and the Company were both classified as a partnership for U.S. federal income tax purposes. Moreover, any distributions to a Member generally would be taxable to that Member as a dividend.

The following discussion assumes that the SPV Company and the Company will be treated as a partnership for U.S. federal income tax purposes.

Income Taxation of the SPV Company and the Company and Members

The SPV Company and the Company will not pay U.S. federal income taxes, but each Member will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the SPV Company and the Company (which may include the income and other tax items of any partnerships or limited liability companies in which the SPV Company and the Company invests). The distributive share of a tax-exempt Member may be treated as unrelated business taxable income ("UBTI") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Members could incur income tax liabilities without receiving from the SPV Company sufficient distributions to defray such tax liabilities. The SPV Company's and the Company's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

Company Distributions

Cash distributions from the SPV Company to Members are generally not taxable, to the extent the distribution does not exceed a Member's adjusted basis. Instead, a Member's adjusted basis in its Units will generally be reduced by the amount of such distribution. However, to the extent such distributions exceed the adjusted basis of a Member's Units, the distribution will be treated as gain from a sale or exchange of the Member's Unit. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of a Member's Units by the amount of the SPV Company's adjusted basis in such property immediately before its distribution.

Basis

A Member's basis of its Unit is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Unit, (ii) the amount of non-taxable distributions (including any decrease in the Member's share of the SPV Company's liabilities) that it may receive from the SPV Company and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. A Member's initial tax basis of its Units in the SPV Company will equal its cost for the Units (which, to the extent that the Member contributes property other than cash, will generally be limited to the Member's basis in the contributed property) plus its share of the SPV Company's liabilities at the time of purchase.

A Member's tax basis of its Unit will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Member to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Member. For this purpose, an increase in a Member's share of the SPV Company's liabilities will be treated as a contribution by the Member to the SPV Company and a decrease in that share will be treated as a distribution by the SPV Company to the Member.

Allocations of Income, Gain, Loss, Deduction and Credits

The operating agreement will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the Company allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

Deductibility of Expenditures; Limitations on Losses

Except as described in the following paragraph, interest on any amount borrowed by a Member (other than a corporation) to purchase Units (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose "net investment income" will generally include net income from the SPV Company and other income from property held for investment (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income.

Interest on any amount borrowed by a Member to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Members are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "2017 Tax Act"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., manager fees, tax preparation fees, unreimbursed employee expenses and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2025. Accordingly, a Member who is an individual will not be permitted to deduct his share of Company expenses that are treated as miscellaneous itemized deductions.

Under Section 469 of the Code, non-corporate Members (and certain closely-held C-corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, generally will be treated as passive activity income or losses. Accordingly, a Member will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable Company expenses. A Member generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, royalties) from the SPV Company. Certain Members may also be subject to other limitations on using losses allocated to such Member by the SPV Company, including without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Members should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Member's particular circumstances.

Capital Losses

The SPV Company may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the investor's filing status. Excess losses can be carried forward indefinitely.

Sale or Exchange of Units

A Member generally will recognize gain or loss on the sale or exchange of any Units measured by the difference between the amount realized on the sale or exchange and the Member's adjusted tax basis in the Units sold. The amount realized will include the Member's allocable share of certain Company indebtedness, as well as any proceeds from the sale. Thus, a Member's tax liability upon the sale of any Units may exceed the Member's cash proceeds from such disposition.

Under Section 741 of the Code, gain or loss recognized by a Member on the sale or exchange of Units generally will be taxable as long-term capital gain or loss provided that the Member has a more than one year holding period for its Units, except that the gain will be ordinary income to the extent attributable to the Member's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company.

Elections

Section 754 of the Code provides for an election to adjust the basis of Company property upon distributions of Company property to a Member and transfers of Units (including transfers by reason of death). Such adjustments may be beneficial or detrimental to a Member, depending upon the Member's individual circumstances, and could affect a Member's ability to sell the Units or the price obtainable therefor. The Manager, in its sole discretion, may cause the SPV Company to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by the SPV Company under the Code will be made by the Manager in its sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "Budget Act"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the SPV Company) appoints one person (the "Partnership Representative") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the SPV Company's income in settlement of an IRS audit of the SPV Company, will bind all Members. Pursuant to the Operating Agreement, the Manager will be designated as the SPV Company's Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the SPV Company to the contrary, have to be paid by the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Members based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their membership interests in the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Members was different.

The new rules also can cause the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain members). The Budget Act directs the IRS to provide procedures that may allow the SPV Company, in calculating taxes imposed on the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain members, which may require Members to provide certain information to the SPV Company (possibly including information about the owners of Members classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the SPV Company to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Members (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company in respect of IRS audit adjustments will be borne by the Members and former Members, where applicable, pursuant to the terms of the operating agreement.

The new partnership audit rules are complex. Members should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

Tax-Exempt Investors

The SPV Company may generate income that is taxable as UBTI to tax-exempt investors. Each tax-exempt Member generally will be subject to U.S. federal income tax on its share of any UBTI earned by the SPV Company. A tax-exempt Member's distributive share of the SPV Company's income should consist principally of interest, rents and capital gain from the sale of real estate or partnerships owning real estate - types of income that may be treated as UBTI under Section 514 of the Code because the SPV Company may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, the SPV Company may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax-exempt Member borrows any amount to fund its Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by the SPV Company directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Member.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax-exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by the SPV Company pursuant to its operating agreement would comply with the "fractions rule." Thus, such exception may not apply.

THE POTENTIAL FOR HAVING INCOME CHARACTERIZED AS UBTI MAY HAVE A SIGNIFICANT EFFECT ON ANY INVESTMENT BY A TAX-EXEMPT ENTITY IN THE SPV COMPANY AND MAY MAKE INVESTMENT IN THE SPV COMPANY UNSUITABLE FOR SOME TAX-EXEMPT ENTITIES. TAX-EXEMPT INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL ASPECTS OF UBTI.

State, Local and Foreign Taxes

Prospective investors should also consider the potential state, local and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, a Member and/or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in which the SPV Company operates. Further, the SPV Company may be subject to state and/or local tax.

Net Investment Income Tax

Each Member should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the SPV Company.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective investors should recognize that the U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY. PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY.

Conflicts of Interest

Conflicts with the SPV

The Company also plans to utilize Reg D 506(c) to raise up to an additional $5 million. Investors coming in through the Crowdfunding Offering will invest through a crowdfunding special purpose vehicle, Trueline-Greenville Crowdfunding SPV, LLC, a South Carolina limited liability company (the "SPV"), which will invest in the Company. The Manager and the Principals will also serve as the Manager and Principals of the SPV. While the investment goals of the SPV and the Company will be substantially similar, it is possible a conflict of interest could arise for the Manager or the Principal between the SPV and the Company.

Conflicts with other Activities.

Affiliates of the Manager and the Principals are engaged in a variety of activities within the real estate and entertainment industries. These affiliates may engage in activities, in the ordinary course of their respective businesses, which may conflict with the interests of the Company. The Manager and/or its Affiliates intend to develop other Trueline venues in other geographic areas. The development and management of these other Trueline venues, as well as other activities of the principals, may create a conflict between the allocation of time and resources of the Manager and the Principals to the Venue and their other activities.

Promote

The Company will pay the Manager a Promote. As a result of the Promote, the returns realized by the Members from the Company's activities may be substantially less than the returns the Members would realize from engaging in the activities directly, if they were able to make such investments directly without investing in the Company. The Promote may create an incentive for the Manager to cause the Company to make decisions that are riskier or more speculative than would be the case in the absence of a financial incentive to the Manager based on the performance of the Company.

Other Responsibilities of the Principals.

The Principals will continue to conduct certain activities on behalf of the Manager or its affiliates. These other activities could potentially interfere with his responsibilities to the Manager or the Company.

Other Funds and other Trueline Venues Established by The Manager and Its Affiliates.

Neither the Manager nor its respective Affiliates are restricted from forming additional funds or forming other Trueline venues, entering into other manager relationships or engaging in other business activities, even though such activities may be in competition with the Company and/or may involve substantial time and resources of the Manager. The Manager and/or its respective Affiliates may establish funds which compete with the Company for music acts. The Manager and/or its respective Affiliates intend to create other Trueline venues in other geographic regions. The Manager and/or its respective Affiliates will not be required to offer any investment opportunities to the other Trueline venues to any investors in this Offering.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Grozier
(Signature)

Michael Grozier
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A – SLIDE DECK
EXHIBIT B – TRUELINE-GREENVILLE L.L.C. OPERATING AGREEMENT
EXHIBIT C – TRUELINE-GREENVILLE SPV, LLC OPERATING AGREEMENT
EXHIBIT D – SUBSCRIPTION AGREEMENT
EXHIBIT E – AUDITED FINANCIALS
EXHIBIT F – COUNTERPART SIGNATURE PAGE TO THE TRUELINE-GREENVILLE
L.L.C. OPERATING AGREEMENT

EXHIBIT A

SLIDE DECK



Investor Presentation | 2023

Creating a profitable, innovative live entertainment brand that promotes creativity, diversity, inclusivity and fun. Bringing people together through music, art and inspiring performances.

 **GREENVILLE SNAPSHOT**





SEEKING $10M IN EQUITY WITH A PROJECTED 21%+ IRR

- 1,700 capacity music venue and 400 capacity small room
- 250 capacity patio and 125 capacity VIP club
- $1.2 million invested to date
- Management team has extensive industry experience and proven record of success
- Plans approved by the city and pre-construction underway
- Favorable 20-year lease
- Project eligible for abandoned building credits of 12.5%
- Prime location in Greenville's vibrant downtown entertainment district
- Tourism and economic impact generator, creating more than 500 direct and indirect hospitality and music industry jobs
- Venue will be independent and open to all qualified promoters

MICHAEL GROZIER
Founder & CEO

Over 30 years of experience in club and theater management, with an emphasis on brand building, culture, operational excellence, people management, and profitability. Involved in operating 100+ venues and opening more than 25 venues.

- Started at Hard Rock Cafe in New York City with Isaac Tigrett. Together, they created the House of Blues brand, opening 13 locations across the United States.

- Developed House of Blues Premium VIP membership club, "Foundation Room", doubling revenue in same-venue sales from $14M to $28M in three years.

- Following Live Nation's acquisition of House Of Blues, Michael was promoted to EVP of Live Nation Clubs and Theaters. In this role, he re-engineered the division and delivered more than $250M in annual revenue, achieving EBITDA of $35M and maintaining 10-year 19% CAGR.

- Co-founded the Music Forward Foundation which has invested more than $42 million into local communities, impacting over one million young lives through art, music and career building in the entertainment industry.



Painted on site by local artist Ninja Picasso





COMPLETED
Lease and permits secured
Site development and
Pre-construction underway

SUMMER 2023
Funding
Brand Awareness Campaign

FALL 2023
Construction begins
Booking begins

FALL 2024
FF&E Installs
Marketing and Training

WINTER 2024
Operation begins

Trueline - Greenville Timeline

INVESTMENT TIERS
3 TIERS OF OPPORTUNITY

$10M in equity financing with a projected IRR of 21+%. Combined, the investors will own 30% of the equity in the company. Investors will receive pro-rata equity based on their total investment.

Rockstar Investor- Minimum investment of $1 Million
- 15% "Main Event" preferred return, 7.5% "Pre-Show" preferred return*
- Pro-rata shares of equity in the company
- First right of refusal for naming rights and sponsorship opportunities
- Club Premium Membership for 10 people in perpetuity
- Permanent and unique recognition in the venue (TBA)
- Entourage Privileges
- Ticket concierge services
- One seat on the Advisory Board of Directors

In the Band Investor - Minimum investment of $250,000
- 13.5% "Main Event" preferred return, 6.75% "Pre-Show" preferred return*
- Pro-rata shares of equity in the company
- Club Premium Membership for 6 people for 3 years
- Investments over $500,000 will also include permanent recognition in the venue.

Rising Star Investor - Minimum investment of $1,000
- 12% "Main Event" preferred return, 6% "Pre-Show" preferred return*
- Pro-rata shares of equity in the company
- Investments over $50,000 will include Club Membership for 1 person for 1 year

* "Pre-Show" preferred return is accrued during the construction period, with the "Main Event" preferred return starting to accrue/be paid earlier of: the company opening or 18 months.

10-YEAR PRO FORMA

Profit Center	EBIDTA Margin
Programmable Nights	65-70%
Maximize Ticket Sales & Revenue	15-25%
Food & Beverage	60%
VIP Products	85-90%
Sponsorships	85%
Merchandise	10-50%

All rooms designed to allow for multiple same-day bookings

Accounts	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Music Hall (1,700 cap)	130	145	152	155	158	161	164	167	170	173
Small Room (400 cap)	180	200	200	200	200	200	200	200	200	200
Private Events / Rentals	42	52	62	64	66	68	70	72	74	76
Events	**352**	**397**	**414**	**419**	**424**	**429**	**434**	**439**	**444**	**449**
Paid Fans	184,440	217,485	226,126	230,385	234,682	238,979	243,276	247,573	251,869	256,166
Total Fans	230,550	260,982	271,351	276,462	281,618	286,775	291,931	297,087	302,243	307,400
Ticket Revenue	$2,646k	$3,457k	$3,707k	$3,845k	$3,986k	$4,127k	$4,269k	$4,410k	$4,552k	$4,693k
Food & Beverage	$2,870k	$3,276k	$3,435k	$3,529k	$3,626k	$3,722k	$3,818k	$3,914k	$4,010k	$4,106k
Ticketing Fees	$763k	$1,012k	$1,086k	$1,125k	$1,165k	$1,205k	$1,245k	$1,284k	$1,324k	$1,364k
Upsells / VIP	$963k	$1,095k	$1,178k	$1,245k	$1,313k	$1,382k	$1,450k	$1,519k	$1,588k	$1,656k
Private / Rentals	$630k	$1,122k	$1,500k	$1,672k	$1,862k	$2,052k	$2,242k	$2,433k	$2,623k	$2,813k
Sponsorship / Merch / Other	$406k	$621k	$721k	$785k	$853k	$921k	$988k	$1,056k	$1,124k	$1,191k
TOTAL REVENUE	**$8,278k**	**$10,584k**	**$11,627k**	**$12,201k**	**$12,805k**	**$13,409k**	**$14,013k**	**$14,616k**	**$15,220k**	**$15,824k**
Talent	$1,693k	$2,351k	$2,521k	$2,614k	$2,711k	$2,807k	$2,903k	$2,999k	$3,095k	$3,191k
F&B COGS	$1,148k	$1,311k	$1,374k	$1,412k	$1,450k	$1,489k	$1,527k	$1,566k	$1,604k	$1,643k
Event Labor	$984k	$1,149k	$1,274k	$1,329k	$1,387k	$1,444k	$1,502k	$1,560k	$1,617k	$1,675k
Marketing	$461k	$544k	$565k	$576k	$587k	$597k	$608k	$619k	$630k	$640k
Private / Rental Expenses	$180k	$291k	$406k	$430k	$454k	$478k	$502k	$526k	$551k	$575k
Other Variable Exp	$720k	$740k	$746k	$806k	$868k	$930k	$992k	$1,054k	$1,117k	$1,179k
TOTAL VARIABLE EXP	**$5,187k**	**$6,386k**	**$6,886k**	**$7,167k**	**$7,456k**	**$7,745k**	**$8,035k**	**$8,324k**	**$8,613k**	**$8,902k**
TOTAL CM	**$3,091k**	**$4,198k**	**$4,742k**	**$5,034k**	**$5,349k**	**$5,663k**	**$5,978k**	**$6,293k**	**$6,607k**	**$6,922k**
Salary & benefits	$979k	$1,014k	$1,064k	$1,110k	$1,158k	$1,204k	$1,252k	$1,302k	$1,354k	$1,409k
Rent	$277k	$281k	$286k	$291k	$296k	$302k	$307k	$312k	$318k	$323k
Occupancy (CAM, Utilities, R&M)	$219k	$227k	$234k	$242k	$251k	$259k	$267k	$276k	$284k	$292k
SG&A (Insurance, Software)	$520k	$595k	$636k	$661k	$688k	$714k	$740k	$766k	$792k	$818k
Total Fixed	**$1,995k**	**$2,118k**	**$2,221k**	**$2,305k**	**$2,393k**	**$2,479k**	**$2,566k**	**$2,656k**	**$2,748k**	**$2,843k**
EBITDA	**$1,096k**	**$2,081k**	**$2,520k**	**$2,729k**	**$2,956k**	**$3,185k**	**$3,412k**	**$3,636k**	**$3,859k**	**$4,079k**
Bank Debt*	$0k	$0k	$0k	$0k	$0k	$0k	$0k	$0k	$0k	$0k
Working Capital Reserve**	$0k	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)
Distributable Cash Flow	**$1,096k**	**$2,006k**	**$2,445k**	**$2,654k**	**$2,881k**	**$3,110k**	**$3,337k**	**$3,561k**	**$3,784k**	**$4,004k**

** Assumes the company is successful in securing $3.5M debt with favorable payment terms*

***Assumes there is sufficient working capital remaining from initial debt and investment. $75k annual to cover any capex requirements.*

10-YEAR CASH FLOW PROJECTIONS



Deal Structure Details & Financing

Deal Structure	A: Rockstar	B: In the Band	C: Rising Star	SBA 7(a) loan	Debt Financing
Principal Amount:	$5,000,000	$2,500,000	$2,500,000		$3,500,000
Rate (%):	15.0%	13.5%	12.0%		7.5%
% Principal Annual Payback:	90%	90%	90%	Term (Years):	20
LP Ownership Rate:	30%	30%	30%	Annually:	$338,349
Investment class Ratio:	50%	25%	25%		

Cash Flow Details & Structure

Year	Pre-opening	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Principal Outstanding - Class A	$5,000,000	$5,000,000	$4,981,379	$4,853,082	$4,510,939	$4,032,095	$3,391,264	$2,567,534	$1,538,939	$280,807	$0
Principal Outstanding - Class B	$2,500,000	$2,500,000	$2,490,689	$2,426,541	$2,255,469	$2,016,047	$1,695,632	$1,283,767	$769,470	$140,403	$0
Principal Outstanding - Class C	$2,500,000	$2,500,000	$2,490,689	$2,426,541	$2,255,469	$2,016,047	$1,695,632	$1,283,767	$769,470	$140,403	$0
EBITDA	$0	$1,096,136	$2,080,785	$2,520,398	$2,729,233	$2,956,324	$3,184,936	$3,411,605	$3,636,255	$3,858,807	$4,079,181
Preferred Return	($891,406)	($2,278,906)	($1,382,333)	($1,346,730)	($1,251,786)	($1,118,906)	($941,076)	($712,491)	($427,056)	($77,924)	$0
Debt Financing	$0	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)
Additional Cash Flow*	$0	$1,562,500	$0	$0	$0	$0	$0	$0	$0	$0	$0
Working Capital Reserve	$0	$0	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)
Distributable Cash Flow	($891,406)	$41,380	$285,103	$760,319	$1,064,099	$1,424,069	$1,830,511	$2,285,765	$2,795,850	$3,367,534	$3,665,831
Investor Portion	$0	$37,242	$256,593	$684,287	$957,689	$1,281,662	$1,647,460	$2,057,189	$2,516,265	$1,384,669	$1,099,749
Manager Portion	$0	$4,138	$28,510	$76,032	$106,410	$142,407	$183,051	$228,577	$279,585	$1,982,865	$2,566,082
Unpaid preferred return from pre-opening carried over to Year 1											
Total Investor Distribution**	$0	$2,316,148	$3,955,074	$5,986,091	$8,195,566	$10,596,134	$13,184,669	$15,954,349	$18,897,669	$20,360,263	$21,460,012

* Trueline portion of Abandoned Building Credit

** Cumulative preferred return, principal payback, and profit share

APPENDIX




Knoxville
Raleigh
Charlotte
Greenville
Atlanta
Charleston
Savannah
Trueline
Washington
Manassas
Florence
Huntington
Charleston
Monongahela National Forest
Harrisonburg
Fredericksburg
Louisville
Frankfort
Lexington
Charlottesville
Owensboro
Elizabethtown
Richmond
Beckley
George Washington & Jefferson National Forest
Richmond
Roanoke
Bowling Green
Daniel Boone Nat'l Forest
Norfolk
Clarksville
Kingsport
Johnson City
Nashville
Cookeville
Winston-Salem
Greensboro
Durham
Kitty Hawk
Franklin
Murfreesboro
Pigeon Forge
Asheville
Hickory
Mooresville
Greenville
Goldsboro
Chattanooga
Nantahala National Forest
Fayetteville
New Bern
Rock Hill
Huntsville
Chattahoochee-Oconee National Forests
Jacksonville
Morehead City
Florence
Wilmington
Alpharetta
Athens
Columbia
Myrtle Beach
Birmingham
Talladega National Forest
Hoover
Augusta
Summerville
Macon
Auburn
Columbus
Montgomery
Tifton
Dothan
Brunswick

Population within 200 miles:

22,345,425

Greenville:
A routable city for tours. A driveable city for fans.

Trueline fills a gap in the market for an intentionally designed live music venue, positioning Greenville to be a must-play city.



Noma Square
MAIN STREET
Camperdown Plaza
Liberty Bridge
Falls Park
401 Rhett St
Fluor Field
Kroc Center
West End Historic District
Markley Station
To Village of West Greenville
The Children's Garden @ Linky Stone Park
Kroc Tennis Center
The Commons
UNITY PARK
Mayberry Park
Main Post Office
Visitor Center
Bus Station
ONE City Plaza
NOMA Square
Springwood Cemetery
Kilgore-Lewis House
MCPHERSON PARK
SC Governor's School
Pedrick's Garden
Gather GVL
County Square
Cancer Survivors Park
Boardwalk
Rock Quarry Garden
Major Rudolf Anderson Jr. Memorial
District 356
Prisma Health Swamp Rabbit Trail

TRUELINE IS WITHIN WALKING DISTANCE OF

20+ HOTELS
10K+ ROOMS

110
RESTAURANTS

8,000+
PARKING SPOTS

Greenville is a strong base for special events, corporate entertainment, VIP membership, and sponsorships

Top 10 Fastest Growing U.S. Cities – *CNN Money*

Top 10 Underrated Cities for Art Lovers – *US News*

#3 Top New Foodie Cities in America – *People*

52 Places to Go (IN THE WORLD) – *New York Times*







Greenville's top employers include globally recognized brands – many of which have their North American headquarters here.





10 colleges & universities are located within 35 miles of the city.

BLUEPRINTS





Stage to Balcony 30'



14' H

14' H



Main Floor
1500 Cap

VIP Entrance
& Elevator

Outdoor Patio
250 Cap

RHETT ST

Main
Entrance

WARDLAW ST

VIP Club
125 Cap

Small Room
400 Cap

Balcony
250 Cap

Inspiration














ARTISTS PERFORMING AT VENUES OF SIMILAR SIZE

Country
Cole Swindell
Lainey Wilson
Orville Peck
Brett Young

Rock
Coheed & Cambria
Cake
Yellowcard
The Struts

Indie
Lake Street Dive
Noah Kahan
First Aid Kit
Boygenius

Urban/R&B
H.E.R.
Lil Wayne
Ice Spice
Run the Jewels

Top 40/Pop
Charli XCX
Lil Nas X
Kesha
Bebe Rexha

Comedy Variety
Dita Von Teese
Ali Wong
Dr. Neil deGrasse Tyson
David Sedaris

RISKS & DISCLOSURES



The material contained in this Investment Summary (this "summary") is being furnished on a highly confidential basis to select qualified investors for their consideration in connection with an investment in Trueline (the "Company"). This Summary is for the confidential and exclusive use of the persons to whom it has been delivered by Michael Grozier (the "Manager"). It may not be reproduced, provided, or disclosed to others without the prior written authorization of the Manager and must be returned to the Manager upon request.

This Summary does not constitute an offer to sell or the solicitation of an offer to purchase an interest in the Company or any other securities. Any offer to sell or solicitation of an offer to purchase an interest in the Company, if made, shall only be made by delivery of the operating agreement and other governing documents of the Company.

This Summary is intended only as a summary of selected information about the Company for discussion purposes, is not to be used for any other purpose, and does not purport to be a complete description of the terms or risks of the investment in the Company. The views expressed herein are those of the Manager as of June 30th, 2023, and not any later date. An investor should conduct an independent investigation and assessment of an investment in the Company and make additional inquiries as it deems necessary or appropriate. They should not rely solely on the information contained in this Summary.

No representation of assurance is being made that the Company will be able to achieve its targeted returns, results, or asset allocation or that the Company will be able to implement its investment strategy or achieve its investment objectives.

Statements in this Summary that are not historical facts are based on the Manager's current expectations, estimates, projections, and opinions and include "forward-thinking" statements. Such statements involve assumptions and known and unknown risks and uncertainties, and such statements are not necessarily indicative of future performance or results of the Company. Actual events, performance, or results may differ materially from those reflected or contemplated in this Summary.

Additionally, this Summary contains statements about the past performance of investments by the principals of the Manager. Such past performance is not necessarily indicative of future performance or results of the Company either.

Certain economic, market, and other information contained herein has been obtained from published sources prepared by third parties. While such sources are believed to be reliable, the Manager does not assume any responsibility for the accuracy or completeness of such information.

RISKS & DISCLOSURES CONT.



Investment in the Company is subject to significant risks due to, among other things, the nature of the Company's investments. The Company's operating agreement and other governing documents will outline these risks in greater detail. There will be no public market for investments in the Company, and investments in the Company will be subject to limitations on transfer. Investors should regard their investments as illiquid and not invest in the Company unless they are prepared to lose all or a substantial portion of their investment. All prior investment results are approximated and have been internally prepared in good faith by affiliates of the Manager and are not audited. Past performance is no guarantee of future results.

This Summary does not constitute an offer to sell any security or the solicitation of an offer to purchase any security or other jurisdiction. Based on our prior relationship with you, the Summary is furnished to you and should not be forwarded or displayed to anyone else. While the information provided in this Summary is believed to be accurate and reliable, no representation or warranty, express or implied, is being made as to the accuracy or completeness of the information contained in this Summary, and nothing in this Summary is or shall be relied upon as a promise or representation or warranty whether as to the past or the future. The final terms of any investment will be disclosed in the Private Placement Memorandum and the Operating Agreement that will be provided to you, and you must not make any investment decision before receiving the required disclosure documents. You should investigate and analyze the financing transactions described in this Summar and the information contained in this Summary.

Transactions described in this Summary are speculative and involve a significant degree of risk. Prospective investors should have the financial ability, willingness to accept such risks, and lack of liquidity characteristic of the investment transactions described. You should not construe the contents of this Summary as legal, tax, investment, or other advice. You must inquire and consult your advisors regarding the appropriateness and desirability of provisioning the financing described in this Summary and as to legal, tax, and related matters concerning the extension of such financing.

Investors have a unique opportunity to shape the future of Greenville by participating in the development of a vibrant entertainment, arts and music scene. With our vision, we aim to create a bustling hub of cultural events, world-class performances, and a lively nightlife that will attract tourists and foster a sense of community pride and economic growth. Join us in this exciting venture as we transform this city into a thriving center of entertainment and cultural excellence.

EXHIBIT B

TRUELINE-GREENVILLE L.L.C. OPERATING AGREEMENT

OPERATING AGREEMENT

OF

TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

BINDING ARBITRATION

This is the first page of the Operating Agreement of Trueline-Greenville L.L.C. (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

PAGE

OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

SECTION 1.1   Formation; General Terms; Effective Date. The Company was formed on June 23, 2021 (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Manager shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2   Name. The name of the Company shall be Trueline-Greenville L.L.C. The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

SECTION 1.3   Designated Office. The designated office of the Company shall be such place as the Manager may designate from time to time.

SECTION 1.4   Purpose. The purpose of the Company shall be (i) to develop and operate a live entertainment venue located at 401 Rhett Street in Greenville, South Carolina (the "*Business*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5   Registered Agent; Registered Office. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6   Term Company. The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1 **Capital Contributions**. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company prior to the Initial Closing shall not be required, unless otherwise requested by the Manager, to pay any of its Capital Commitment upon such subscription. Each Member's Capital Commitment (each Member's "*Capital Commitment*") shall be contributed to the Company upon ten days' prior notice from the Manager that such Capital Commitment is required. The Manager shall be permitted to make the capital calls on one or some of the Members but not all Members simultaneously. If a Member fails to contribute its Capital Commitment by the deadline set forth in the notice, such Member shall forfeit all of its Units for no consideration and immediately cease to be a Member (and, for the avoidance of doubt, a Unitholder), unless otherwise excused by the Manager.

SECTION 2.2 **Member and Manager Loans**. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3 **Issuance of Additional Interests.** Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("*Additional Interests*") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 **No Required Additional Capital Contributions; Loans**. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5 **Maintenance of Capital Accounts; Withdrawals; Interest**. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.6   **Class of Members and Units**. There shall be multiple classes of Members. Each Member shall hold an Interest. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number and class of Units held by the Member with respect to the Member's Interest. As of the Effective Date, the number and Class of Units held by each Member is set forth on the Information Exhibit. The classes of Units are as follows:

(a)   **Class A Units**. Class A Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class A Units. Class A Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class A Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class A Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class A Units shall be issued to Investor Unitholders whose Capital Commitments are equal to or greater than $1,000,000.

(b)   **Class B Units**. Class B Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Units. Class B Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class B Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class B Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class B Units shall be issued to Investor Unitholders whose Capital Commitments are equal to or greater than $250,000 but less than $1,000,000.

(c)   **Class C Units**. Class C Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class C Units. Class C Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class C Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class C Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class C Units shall be issued to the Crowdfunding SPV and owned, indirectly, through the Crowdfunding SPV by investors who invest through the Company's crowdfunding raise.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1   **Amount and Priority of Distributions**.

(a)   Distribution of Distributable Cash. Prior to the dissolution of the Company, Net Cash From Operations shall be distributed to the Unitholders as the Manager shall determine in its sole and absolute discretion in the following order and priority:

(i)   First, 100% to the Investor Unitholders on a *pari passu* basis in proportion to their Unpaid Preferred Returns until no Investor Unitholder has an Unpaid Preferred Return;

(ii)   Second, 90% to the Investor Unitholders on a *pari passu* basis in proportion to their Unreturned Capital Contributions until no Investor Unitholder has any Unreturned Capital Contributions, and 10% to the Manager; and

(iii)   Third, 30% to the Investor Unitholders on a *pari passu* basis in proportion to their Percentage Interests, and 70% to the Manager.

(b)   <u>Distributions from a Capital Event</u>. Net Cash from Capital Events shall be distributed to the Unitholders and the Manager at such times and in such amounts as the Manager shall determine in its sole and absolute discretion in the following order and priority:

(i)   First, to the Investor Unitholders on a *pari passu* basis in proportion to their Unpaid Preferred Returns until no Investor Unitholder has an Unpaid Preferred Return;

(ii)   Second, to the Investor Unitholders on a *pari passu* basis in proportion to their Unreturned Capital Contributions until no Investor Unitholder has any Unreturned Capital Contributions; and

(iii)   Third, 30% to the Investor Unitholders on a *pari passu* basis in proportion to their Percentage Interests, and 70% to the Manager.

SECTION 3.2   Discretionary Tax Distributions. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.3   Tax Withholding. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former

4

Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4   **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5   **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.


ARTICLE 4
ALLOCATIONS


SECTION 4.1   **Profits and Losses**. For each Fiscal Year of the Company, after adjusting each Unitholder's Capital Account for all Capital Contributions and distributions during such Fiscal Year and all Regulatory Allocations pursuant to **Exhibit D** with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to **Exhibit D**) shall be allocated to the Unitholders' Capital Accounts in a manner such that, as of the end of such Fiscal Year, the Capital Account of each Unitholder (which may be either a positive or negative balance) shall be equal to the following: (i) the amount which would be distributed to such Unitholder, determined as if the Company were to liquidate and sell all of its assets for cash equal to the Agreed Value thereof, all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the Agreed Value of the assets securing such liability) and the proceeds thereof were distributed pursuant to Section 10.3 hereof, minus (ii) the sum of (A) such Unitholder's share of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d) and (g)(3)) and Member Nonrecourse Debt Minimum Gain (as determined according to Treasury Regulation Section 1.704 2(i)) and (B) the amount, if any, which such Unitholder is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year.

SECTION 4.2   **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3   **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such

5

property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4 **Miscellaneous**.

(a) <u>Allocations Attributable to Particular Periods</u>. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b) <u>Other Items</u>. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c) <u>Tax Consequences; Consistent Reporting</u>. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1 **Management by the Manager; Delegation of Authority**.

(a) <u>General Authority of the Manager</u>. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)   <u>Powers</u>.   Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member. No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)   <u>Management Company</u>.   The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time. For purposes hereof, the "***Management Company***" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion. The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2   <u>Investment Opportunities; Affiliated Transactions</u>.

(a)   <u>General</u>.   Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from starting or creating other Trueline venues or other entertainment or hospitality venues. The Members acknowledge and agree that the Trueline brand is owned by the Manager and not by the Company.

(b)   <u>Activities of the Manager</u>.   The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)   <u>Transaction with Employee or Other Service Providers</u>.   The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)   <u>Transactions with Unitholders or Affiliates</u>.   To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience.

Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)   Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the development of other Trueline venues and other music or entertainment venues; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, operation, financing, acquisition or disposition of other live entertainment venues; investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund, the development of other Trueline venues and other music or entertainment venues.

(f)   Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Private Placement Memorandum or the Form C, as applicable, and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Private Placement Memorandum or the Form C, as applicable, and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Business.

(g)   Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3   Borrowing and Guarantees.

(a)   Borrowing. The Manager may cause the Company to borrow funds and guarantee obligations in connection with the Business and to borrow funds to pay Company expenses or to provide for interim financing in furtherance of the Company's business, and in connection therewith may obtain one or more credit facilities which may be secured by the Company's assets.

(b)   Guarantees. A Member or the Manager and their Affiliates may be requested from time to time to guaranty debt of the Company. If a Member, the Manager, or one of their Affiliates elect to guarantee any such indebtedness, the Company may pay the Person guarantying such debt a market rate fee for providing such guaranty.

SECTION 5.4 **Removal of the Manager**.

(a) General. Trueline-Greenville Manager, LLC shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "*Cause*" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b) Liability of a Removed Manager. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

ARTICLE 6
EXPENSES

SECTION 6.1 **Organizational Expenses**. The Company shall bear and pay all Organizational Expenses of the Company. After the Initial Closing, the Company shall reimburse the Manager for any Organizational Expenses paid by the Manager through the Initial Closing. The term "*Organizational Expenses*" shall refer to all costs and expenses pertaining to the organization and formation of the Company and/or the offering and sale of Units in the Company, including all legal, accounting, consulting, brokerage and filing fees and expenses, and other expenses incurred by the Company.

SECTION 6.2 **Enumerated Expenses Deducted from Distributable Cash**.

(a) Fees Paid to Manager or Management Company. The Company shall pay to the Manager an Affiliate of the Manager, or, if a Management Company has been designated at the time of payment, the Management Company the following fees for the operation of the Company, which shall be included as deductible expenses in the calculation of Net Cash from Operations:

(i) Development Fee. The Company will pay a developer fee equal to approximately 5% of the total cost of development (the "*Development Fee*"). The Development Fee will be paid to 180Company, LLC.

(ii) Management Fee. The Company will pay a management fee each Fiscal Year equal to the greater of $300,000 or 3.5% of gross revenue (the "*Management Fee*"). The Management Fee will be paid to the Manager. The Management Fee will be paid monthly.

(iii)   License Fee. The Company will pay a license fee each Fiscal Year once the Company begins earning revenue equal to $1.00 for the three initial years following the beginning of operations and equal to $75,000 for each year thereafter (the "*License Fee*"). The License Fee will be paid to Gig, LLC, which is an Affiliate of the Manager, pursuant to a license agreement by which the Company obtains the license to use the brand name "Trueline." The License Fee will be paid monthly and prorated for the initial year.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1   Exculpation. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2   Indemnification.

(a)   General. Each Covered Person (each, an "*Indemnitee*") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)   Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)   Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3   Limitation by Law. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   Effectuation of Section. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1 **Duties of Members**. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2 **Limited Liability of Members**. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3 **No Agency Authority**. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4 **No Voluntary Withdrawal**. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5 **Deceased, Incompetent, Bankrupt or Dissolved Members**. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6 **No Required Meetings**. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7 **Meetings of the Members**

(a)   Call of Meetings. Meetings of the Members may be called by the Manager or 25% in Interest of the Members by notice to all the other Members.

(b)   Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d)   Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   Place of Meetings; costs. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Manner of Meetings. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8   Written Consent to Action in Lieu of Actual Meetings. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.


ARTICLE 9
TRANSFER OF INTERESTS


SECTION 9.1   In General. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2   Rights of Assignees. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3   Admission of Assignees as Members. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)   Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a

14

Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4   Distributions and Allocations With Respect to Transferred Interests. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5   Special Rules.

(a)   _Fiduciary Capacity_. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b)   _Multiple Ownership_. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

SECTION 9.6   Call Right.

(a)   The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("*Call Right*"). A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company. If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the Business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract. In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Manager.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2   Winding Up. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3   **Liquidating Distributions**. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)   First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)   Next, to the Unitholders and the Manager in the order and priority set forth in Section 3.1(b).

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4   **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1   **Books and Records**. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2   **Bank and Financial Accounts**.   All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3   **Financial Statements**.

(a)   Quarterly.   Within ninety (90) days after the close of each quarter of the Fiscal Year (other than the last quarter), the Manager shall use commercially reasonable efforts to prepare and deliver to each Member a report comprised of unaudited quarterly financial statements of the Company for such quarter and a summary of all current Company operations for such quarter.

(b)   Annually.   Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations and a copy of the Company's tax return.   To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

SECTION 11.4   **Taxable Year; Accounting Methods; Organizational Expenses**.   The Company shall use the Fiscal Year as its taxable year.   The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law.   The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5   **Tax Returns and Information**.   The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6   **Tax Classification**.   The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes.   The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7 **Tax Elections**. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8 **Tax Audits**. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

ARTICLE 12
AMENDMENTS

SECTION 12.1 **General Rule**. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

SECTION 12.2   Notice of Amendments.   The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.


ARTICLE 13
MISCELLANEOUS


SECTION 13.1   Notices.   Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 13.2   Binding Effect.   Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 13.3   Construction.   Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4   Entire Agreement; Side Letters.   This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

SECTION 13.5   Creditors.   None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6 **Arbitration**. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7 **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8 **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 13.9 **Additional Documents**. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10 **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11 **Governing Law; Consent to Jurisdiction**. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12 **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13 **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14   **Power of Attorney**. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15 **Securities Matters**. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 13.16 **Company Property**. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17 **Time of the Essence**. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18 **Waivers**. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20 **Legal Representation**. Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Trueline-Greenville Manager, LLC, Nelson Mullins Riley & Scarborough, LLP ("*Counsel*"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21 **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: **Articles of Organization.**
EXHIBIT B: **Information Exhibit.**
EXHIBIT C: **Glossary of Terms.**
EXHIBIT D: **Regulatory Allocations.**

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

MANAGER:

TRUELINE-GREENVILLE MANAGER, LLC,
a South Carolina limited liability company

7/27/2023
Date Executed

DocuSigned by:
By: ______________________
7E52E11BA6D34A7...
Name: Michael Grozier
Its: Manager

COMPANY:

TRUELINE-GREENVILLE L.L.C.,
a South Carolina limited liability company

7/27/2023
Date Executed

By: **TRUELINE-GREENVILLE MANAGER, LLC**
a South Carolina limited liability company
Its: Manager

DocuSigned by:
By: ______________________
7E52E11BA6D34A7...
Name: Michael Grozier
Its: Manager

Signature Page to Operating Agreement of Trueline-Greenville L.L.C.

EXHIBIT A
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

ARTICLES OF ORGANIZATION

[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jun 22 2023
REFERENCE ID: 1336945

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 230622-1344540

Filing Date: 06/22/2023

STATE OF SOUTH CAROLINA

SECRETARY OF STATE

**AMENDED ARTICLES OF ORGANIZATION
LIMITED LIABILITY COMPANY -DOMESTIC**

Pursuant to the 1976 S.C. Code of Laws, as amended, Section 33-44-204(a), the undersigned limited liability company adopts the following amended articles of organization:

1. The name of the limited liability company is:

> Trueline-Greenville L.L.C.

2. The date the articles of organization were filed is 06/23/2021 _____ .

3. The articles of organization are amended in the following respects, of which all amended provisions may lawfully be included in the articles of organization. If the space on this form is not sufficient, please attach additional sheets containing a reference to the appropriate paragraph on this form.

> Additional Amendment Article 5. The company shall be a term company. Term Date is 12/31/2099.
> Article 6. The company shall be manager managed and the initial manager is Trueline Brands, LLC, 401 Rhett Street, Greenville, SC 29601.

Signature: Signed as Filer: Mary Campbell
_____

Capacity/Position of Person Signing (you must check one box):

☒ Manager ☐ Member ☐ Organizer

☐ Fiduciary ☐ Attorney-in-Fact

Michael Grozier
_____
(Print or Type Name)

Date: 06/22/2023 _____

Form Revised by South Carolina Secretary of State, August 2016
F0030

SC Secretary of State
Mark Hammond

Business Name: Trueline-Greenville L.L.C.

Signature Page for a Secretary of State Business Filing

[illegible] ompleted, scanned, and attached to any business filing where one of the following is true.

- [illegible] y signs the digital form on behalf of official signee.
- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)

Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Michael Grozier	6/22/2023
Name	Date
DocuSigned by: 7E52E11BA6D34A7...	Manager, Trueline Brands, LLC
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Filing ID: 210623-1110398

Filing Date: 06/23/2021

May 11 2023
REFERENCE ID: 1305157

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
Limited Liability Company – Domestic

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws Section 33-44-202 and Section 33-44-203.

1. The name of the limited liability company **(Company ending must be included in name*)**

> Trueline-Greenville L.L.C.

*Note: The name of the limited liability company must contain <u>one</u> of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", "L.C.", "LC", or "Ltd. Co."

2. The address of the initial designated office of the limited liability company in South Carolina is
    441 Rhett Street

    (Street Address)

    Greenville, South Carolina 29601

    (City, State, Zip Code)

3. The initial agent for service of process is

    UNITED STATES CORPORATION AGENTS, INC.

    (Name)

    (Signature of Agent)

    And the street address in South Carolina for this initial agent for service of process is:
    1591 Savannah Highway, Suite 201

    (Street Address)

    Charleston   South Carolina 29407

    (City)   (Zip Code)

4. List the name and address of each organizer. Only <u>one</u> organizer is required, but you may have more than one.
    (a)
    Cheyenne Moseley

    (Name)
    101 N. Brand Blvd., 11th Floor

    (Street Address)

    Glendale, California 91203

    (City, State, Zip Code)

Form Revised by South Carolina Secretary of State, August 2016

SC Secretary of State
Mark Hammond

CERTIFIED TO BE A TRUE AND CORRECT COPY
 AS TAKEN FROM AND COMPARED WITH THE
  ORIGINAL ON FILE IN THIS OFFICE

May 11 2023
REFERENCE ID: 1305157

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Trueline-Greenville L.L.C.

Name of Limited Liability Company

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

5. ☐ Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. _____

6. ☐ Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

7. ☐ Check this box only if one or more of the members of the company are to be liable for its debts and obligations under Section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does not have to be completed.

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```

8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time _____.

Form Revised by South Carolina Secretary of State, August 2016

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

May 11 2023
REFERENCE ID: 1305157

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Trueline-Greenville L.L.C.

Name of Limited Liability Company

9. Any other provisions not consistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 <u>must</u> sign.

Cheyenne Moseley
_____
Signature of Organizer

Date: 06/23/2021 _____

_____
Signature of Organizer

Date: _____

Form Revised by South Carolina Secretary of State, August 2016

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company
INFORMATION EXHIBIT

Member Name and Notice Address	Initial Capital Contributions		Initial Capital Account	Units (Indicate Class)	Percentage Interest
	Cash	Property Agreed Value			
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
Totals	$_____	$_____	$_____	_____	100.00%

Manager's Name and
Notice Address

Trueline-Greenville Manager, LLC
401 Rhett Street
Greenville, SC 29601

B-1

EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.3.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a)   The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b)   The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c)   The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d)   Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

(i)   the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)   the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii)   the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv)   the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(IIIi) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

(v)   the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e)   The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)   If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"**Agreement**" shall mean this Operating Agreement as amended from time to time.

"**Articles**" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"**Business**" shall have the meaning set forth in Section 1.4.

"**Business Days**" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"**Capital Account**" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"*Capital Commitment*" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"*Capital Contribution*" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"*Capital Event*" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinance of the Business or the receipt of net recoveries of damage awards and insurance proceeds which funds are not otherwise needed for repair or reconstruction of improvements to properties of the Business.

"*Cause*" shall have the meaning set forth in Section 5.4(a).

"*Class A Members*" shall mean collectively the Members who own Class A Units. "*Class A Member*" means any one of the Class A Members.

"*Class A Unitholders*" shall mean collectively the Unitholders who own Class A Units. "*Class A Unitholder*" means any one of the Class A Unitholders.

"*Class A Units*" shall have the meaning set forth in Section 2.6(a).

"*Class B Members*" shall mean collectively the Members who own Class B Units. "*Class B Member*" means any one of the Class B Members.

"*Class B Unitholders*" shall mean collectively the Unitholders who own Class B Units. "*Class B Unitholder*" means any one of the Class B Unitholders.

"***Class B Units***" shall have the meaning set forth in Section 2.6(b).

"***Class C Members***" shall mean collectively the Members who own Class C Units. "***Class C Member***" means any one of the Class C Members.

"***Class C Unitholders***" shall mean collectively the Unitholders who own Class C Units. "***Class C Unitholder***" means any one of the Class C Unitholders.

"***Class C Units***" shall have the meaning set forth in Section 2.6(c).

"***Code***" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"***Company***" shall mean Trueline-Greenville L.L.C., a South Carolina limited liability company.

"***Covered Person***" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"***Default Rate***" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

"***Depreciation***" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"***Dividend Increase Date***" shall mean the earlier of (i) the date the Business opens for business and (ii) the date that is 18 months from the date of the Initial Closing.

"***Effective Date***" shall have the meaning set forth in Section 1.1.

"***Event of Bankruptcy***" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"***Final Closing Date***" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"***Fiscal Year***" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"***Indemnitee***" shall have the meaning set forth in Section 7.2(a).

"***Initial Closing***" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"***Interest***" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***Investor Unitholders***" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"***Management Company***" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"***Manager***" shall refer to Trueline-Greenville Manager, LLC, a South Carolina limited liability company, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "***Member***" means any one of the Members.

"***Net Cash from Capital Events***" shall refer to net cash proceeds after closing costs and expenses from a Capital Event.

"***Net Cash from Operations***" shall refer to the gross cash proceeds available to the Company from any source that is available for distribution to the Members other than Net Cash from Capital Events, less the portion thereof used to pay or establish reasonable reserves for Company expenses, payment of Manager fees, debt payments, capital improvements, replacements and contingencies, as determined by the Manager.

"***Organizational Expenses***" shall have the meaning set forth in Section 6.1.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Preferred Return***" shall mean (i) with respect to Class A Unitholders, (A) prior to the Dividend Increase Date, 7.5% per annum, and (B) on or after the Dividend Increase Date 15% per annum, (ii) with respect to Class B Unitholders, (A) prior to the Dividend Increase Date, 6.75% per annum, and (B) on or after the Dividend Increase Date, 13.5% per annum, and (iii) with respect to the Class C Unitholder, (A) prior to the Dividend Increase Date, 6% per annum, and (B) on or after the Dividend Increase Date, 12% per annum, in each case for the actual number of days in the period for which the Preferred Return is being determined, multiplied by the average daily balance of such Unitholder's Unreturned Capital Contributions for such period that the Preferred Return relates, commencing on the date of the Initial Closing. The Preferred Return shall be noncumulative.

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Profits"*** **and** "***Losses***" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)   If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)   Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)   Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)   To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Unitholder***" shall mean a Person holding Units.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

"***Unpaid Preferred Return***" shall mean with respect to a Unitholder on any date the excess, if any, of (i) the Preferred Return of such Unitholder as of such date, over (ii) the cumulative distributions to such Person pursuant to Section 3.1(a)(i) or (b)(i) as of such date. If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Unpaid Preferred Return of the transferor to the extent it relates to the transferred Interest.

"***Unreturned Capital Contribution***" shall mean with respect to a Unitholder on any date the excess, if any, of (i) the Capital Contributions made by such Unitholder as of such date, over (ii) the cumulative distributions to such Unitholder pursuant to Section 3.1(a)(ii) or (b)(ii) as of such date and the dollar value of any tax credits allocated to such Unitholder. If after the Effective Date, a Unitholder transfers any portion of its Interest in accordance with the terms of this Agreement, the transferee shall succeed to the Unreturned Capital Contribution of the transferor to the extent it relates to the transferred Interest.

EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a)   Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i)   **"*Company Minimum Gain*"** has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii)   **"*Member Nonrecourse Deductions*"** shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii)   **"*Member Nonrecourse Debt*"** means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv)   **"*Member Nonrecourse Debt Minimum Gain*"** shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v)   **"*Nonrecourse Deductions*"** shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of

Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)   "*Nonrecourse Liability*" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)   "*Regulatory Allocations*" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   Nonrecourse Deductions. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)   Member Nonrecourse Deductions. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)   <u>Qualified Income Offset</u>. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)   <u>Gross Income Allocation</u>. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)   <u>Curative Allocations</u>. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)   <u>Ordering</u>. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)   <u>Waiver of Minimum Gain Chargeback Provisions</u>. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l)   <u>Code Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

[THE REMAINDER OF THIS PAGE INTENTIONALLY HAS BEEN LEFT BLANK.]

EXHIBIT C

TRUELINE-GREENVILLE SPV, LLC OPERATING AGREEMENT

OPERATING AGREEMENT

OF

TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

<u>BINDING ARBITRATION</u>

This is the first page of the Operating Agreement of Trueline-Greenville SPV, LLC (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

> **<u>THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY</u>**.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

**TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company**

PAGE

OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

SECTION 1.1 **Formation; General Terms; Effective Date**. The Company was formed on June 22, 2023 (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Manager shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2 **Name**. The name of the Company shall be Trueline-Greenville SPV, LLC The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

SECTION 1.3 **Designated Office**. The designated office of the Company shall be such place as the Manager may designate from time to time.

SECTION 1.4 **Purpose**. The purpose of the Company shall be (i) to invest in Class C units in Trueline-Greenville L.L.C., a South Carolina limited liability company (the "*Portfolio Company*"), via a Regulation Crowdfunding ("*Regulation CF*") offering (the "*Offering*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5 **Registered Agent; Registered Office**. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6 **Term Company.** The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.


ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS


SECTION 2.1 Capital Contributions. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company shall pay its entire Capital Commitment upon such subscription to the Company set forth in the Member's Subscription Agreement.

SECTION 2.2 Member and Manager Loans. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3 Issuance of Additional Interests. Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("*Additional Interests*") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 No Required Additional Capital Contributions; Loans. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5 Maintenance of Capital Accounts; Withdrawals; Interest. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.6   Class of Members and Units. There shall be multiple classes of Members. Each Member shall hold an Interest. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number and class of Units held by the Member with respect to the Member's Interest. As of the Effective Date, the number and Class of Units held by each Member is set forth on the Information Exhibit. The classes of Units are as follows:

(a)   **Class B Units**. Class B Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Units. Class B Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class B Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class B Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class B Units shall be issued to Investor Unitholders whose Capital Commitments are equal to or greater than $250,000 but less than $1,000,000.

(b)   **Class C Units**. Class C Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class C Units. Class C Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class C Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class C Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1   Cash Distributions. Prior to the dissolution of the LLC, cash shall be distributed in such amounts and at such intervals as determined by the Manager to the Unitholders as follows:

With respect to any distribution the LLC receives in respect of the Portfolio Company Class B Units, to the Class B Unitholders in proportion to their percentage of Class B Units held; and

With respect to any distribution the LLC receives in respect of the Portfolio Company Class C Units, to the Class C Unitholders in proportion to their percentage of Class C Units held.

SECTION 3.2   Discretionary Tax Distributions. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.3   Tax Withholding. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4   Noncash Interim and Liquidating Distributions. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5   Distributions Subject to Set-Off. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.

ARTICLE 4
ALLOCATIONS

SECTION 4.1   Profits and Losses. Except as provided in the Regulatory Allocations Exhibit attached as **Exhibit D** hereto, Profits and Losses for each Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

SECTION 4.2   Allocations Savings Provision. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3   Code Section 704(c) Tax Allocations. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4 **Miscellaneous**.

(a) Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b) Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c) Tax Consequences; Consistent Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1 **Management by the Manager; Delegation of Authority**.

(a) General Authority of the Manager. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)   Powers. Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member. No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)   Management Company. The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time. For purposes hereof, the "***Management Company***" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion. The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2   Investment Opportunities; Affiliated Transactions.

(a)   General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from starting or creating other Trueline venues or other entertainment or hospitality venues. The Members acknowledge and agree that the Trueline brand is owned by the Manager and not by the Company.

(b)   Activities of the Manager. The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)   Transaction with Employee or Other Service Providers. The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)   Transactions with Unitholders or Affiliates. To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and

Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)　　Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the development of other Trueline venues and other music or entertainment venues; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, operation, financing, acquisition or disposition of other live entertainment venues; investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund, the development of other Trueline venues and other music or entertainment venues.

(f)　　Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Business.

(g)　　Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3　　Reserved.

SECTION 5.4　　Removal of the Manager.

(a)　　General. Trueline-Greenville Manager, LLC shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "*Cause*" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)   Liability of a Removed Manager. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

ARTICLE 6
SPECIAL CROWDFUNDING RULES

SECTION 6.1   Expenses.

(a)   The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "***Company Expenses***"). All Company Expenses shall be reimbursed by the Portfolio Company.

(b)   The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

SECTION 6.2   Indebtedness.   The Company shall not incur indebtedness or guaranty indebtedness of the Portfolio Company.

SECTION 6.3   Indirect Information Rights in the Portfolio Company; Voting. Each Member hereby agrees that it shall have no access to or right to request or receive any information from a Portfolio Company as a result of its interest in the Company; provided, however, the Portfolio Company shall provide all disclosures and other information required under Regulation CF to the Company to promptly provide such disclosures and other information to the investors in the Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from the Portfolio Company other than rights or information incident to its ownership of the Class C units in the Portfolio Company. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company. The Manager shall refer any matter or proposed vote related to the Class C units in the Portfolio Company owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in Interest of the Class C Units.

SECTION 6.4   **Investment Restrictions**. The Company shall not invest in equity securities other than Class C units of the Portfolio Company.

SECTION 6.5   **Override of Inconsistent Provisions.** To the extent any provision in this Article 6 conflicts with any other provision in this Agreement, the provisions of this Article 6 shall override the inconsistent provisions.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1   **Exculpation**. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2   **Indemnification**.

(a)   General. Each Covered Person (each, an "***Indemnitee***") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)   Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)   Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3   Limitation by Law. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   Effectuation of Section. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1   Duties of Members. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2   Limited Liability of Members. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3   No Agency Authority. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4   No Voluntary Withdrawal. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5   Deceased, Incompetent, Bankrupt or Dissolved Members. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6   No Required Meetings. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7 Meetings of the Members

(a)   Call of Meetings. Meetings of the Members may be called by the Manager or 25% in Interest of the Members by notice to all the other Members.

(b)   Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d)   <u>Record Date</u>. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   <u>Place of Meetings; costs</u>. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f)   <u>Voting</u>. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g)   <u>Proxies</u>. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   <u>Manner of Meetings</u>. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8 <u>**Written Consent to Action in Lieu of Actual Meetings.**</u> Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

ARTICLE 9
TRANSFER OF INTERESTS

SECTION 9.1   <u>**In General**</u>. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2 **Rights of Assignees**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3 **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a) Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b) Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c) Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

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The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4 **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5 **Special Rules**.

(a)   Fiduciary Capacity. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b)   Multiple Ownership. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

SECTION 9.6 **Call Right**.

(a)   The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("***Call Right***"). A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company. If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the Business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract. In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Manager.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2   Winding Up. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3   Liquidating Distributions. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)   First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)   Next, to the Unitholders and the Manager in the order and priority set forth in Section 3.1(b).

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4   No Deficit Restoration Obligation. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1   Books and Records. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2   Bank and Financial Accounts. All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3   Financial Statements.

(a)   Quarterly. Within ninety (90) days after the close of each quarter of the Fiscal Year (other than the last quarter), the Manager shall use commercially reasonable efforts to prepare and deliver to each Member a report comprised of unaudited quarterly financial statements of the Company for such quarter and a summary of all current Company operations for such quarter.

(b)   Annually. Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations and a copy of the Company's tax return. To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

SECTION 11.4   Taxable Year; Accounting Methods; Organizational Expenses.   The Company shall use the Fiscal Year as its taxable year. The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law. The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5   Tax Returns and Information. The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6   Tax Classification.   The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes. The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7   Tax Elections. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election

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pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8   **Tax Audits**. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

ARTICLE 12
AMENDMENTS

SECTION 12.1   **General Rule**. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

SECTION 12.2   **Notice of Amendments**.   The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

ARTICLE 13
MISCELLANEOUS

SECTION 13.1 **Notices**.   Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 13.2 **Binding Effect**.   Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 13.3 **Construction**.   Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4 **Entire Agreement; Side Letters**.   This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

SECTION 13.5 **Creditors**.   None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6 **Arbitration**. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE

AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7   **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8   **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 13.9   **Additional Documents**. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10   **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11   **Governing Law; Consent to Jurisdiction**. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12   **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13   **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14   **Power of Attorney**. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15   Securities Matters. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

21

SECTION 13.16   Company Property. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17   Time of the Essence. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18   Waivers. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19   Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20   Legal Representation. Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Trueline-Greenville Manager, LLC, Nelson Mullins Riley & Scarborough, LLP ("Counsel"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21   Exhibits. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: Articles of Organization.
EXHIBIT B: Information Exhibit.
EXHIBIT C: Glossary of Terms.
EXHIBIT D: Regulatory Allocations.

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

MANAGER:

TRUELINE-GREENVILLE MANAGER, LLC,
a South Carolina limited liability company

7/27/2023
Date Executed

DocuSigned by:
By: ______________________
7E52E11BA6D34A7...
Name: Michael Grozier
Its: Manager

COMPANY:

TRUELINE-GREENVILLE SPV, LLC,
a South Carolina limited liability company

7/27/2023
Date Executed

By: **TRUELINE-GREENVILLE MANAGER, LLC**
a South Carolina limited liability company
Its: Manager

DocuSigned by:
By: ______________________
7E52E11BA6D34A7...
Name: Michael Grozier
Its: Manager

Signature Page to Operating Agreement of Trueline-Greenville SPV, LLC

EXHIBIT A
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

ARTICLES OF ORGANIZATION

[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]

DocuSign Envelope ID: 062E5F53-2AF2-47D5-AE0D-219FE08AFA3F

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jun 22 2023
REFERENCE ID: 1336758

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 230622-1114575

Filing Date: 06/22/2023

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
Limited Liability Company – Domestic

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws Section 33-44-202 and Section 33-44-203.

1. The name of the limited liability company **(Company ending must be included in name*)**

Trueline-Greenville SPV, LLC

***Note: The name of the limited liability company must contain one of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", "L.C.", "LC", or "Ltd. Co."**

2. The address of the initial designated office of the limited liability company in South Carolina is

401 Rhett Street
(Street Address)

Greenville, South Carolina 29601
(City, State, Zip Code)

3. The initial agent for service of process is

United States Corporation Agents, Inc.
(Name)

(Signature of Agent)

And the street address in South Carolina for this initial agent for service of process is:

1591 Savannah Highway, Suite 201
(Street Address)

Charleston (City) South Carolina 29407 (Zip Code)

4. List the name and address of each organizer. Only one organizer is required, but you may have more than one.

(a)
Michael Grozier
(Name)

401 Rhett Street
(Street Address)

Greenville, South Carolina 29601
(City, State, Zip Code)

Form Revised by South Carolina Secretary of State, August 2016

SC Secretary of State
Mark Hammond

Trueline-Greenville SPV, LLC

Name of Limited Liability Company

(b)

(Name)

(Street Address)

(City, State, Zip Code)

5. [X] Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. 12/31/2099

6. [X] Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a)
Trueline-Greenville Manager, LLC
(Name)
401 Rhett Street
(Street Address)
Greenville, South Carolina 29601
(City, State, Zip Code)

(b)

(Name)

(Street Address)

(City, State, Zip Code)

7. [ ] Check this box only if one or more of the members of the company are to be liable for its debts and obligations under Section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does not have to be completed.

8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time ________________.

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jun 22 2023
REFERENCE ID: 1336758

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Trueline-Greenville SPV, LLC

Name of Limited Liability Company

9. Any other provisions not consistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 must sign.

Signed as Filer: Lindsey Wolfe

Signature of Organizer

Date: 06/22/2023

Signature of Organizer

Date:

Form Revised by South Carolina Secretary of State, August 2016

Business Name: Trueline-Greenville SPV, LLC

Signature Page for a Secretary of State Business Filing

[illegible] ompleted, scanned, and attached to any business filing where one of the following is true.

- [illegible] y signs the digital form on behalf of official signee.
- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)
Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Michael Grozier	6/22/2023
Name	Date
DocuSigned by:	Organizer
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company
INFORMATION EXHIBIT

Member Name and Notice Address	Initial Capital Contributions		Initial Capital Account	Units (Indicate Class)	Percentage Interest
	Cash	Property Agreed Value			
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
Totals	$_____	$_____	$_____	_____	100.00%

Manager's Name and
Notice Address

Trueline-Greenville Manager, LLC
401 Rhett Street
Greenville, SC 29601

EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.3.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a)   The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b)   The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c)   The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d)   Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

      (i)   the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

      (ii)   the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

      (iii)   the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

      (iv)   the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(IIIi) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

      (v)   the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e)   The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)   If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"*Articles*" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"*Business*" shall have the meaning set forth in Section 1.4.

"*Business Days*" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"*Capital Account*" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"*Capital Commitment*" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"*Capital Contribution*" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"*Capital Event*" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinance of the Business or the receipt of net recoveries of damage awards and insurance proceeds which funds are not otherwise needed for repair or reconstruction of improvements to properties of the Business.

"*Cause*" shall have the meaning set forth in Section 5.4(a).

"*Class B Members*" shall mean collectively the Members who own Class B Units. "*Class B Member*" means any one of the Class B Members.

"*Class B Unitholders*" shall mean collectively the Unitholders who own Class B Units. "*Class B Unitholder*" means any one of the Class B Unitholders.

"*Class B Units*" shall have the meaning set forth in Section 2.6(a).

"*Class C Members*" shall mean collectively the Members who own Class C Units. "*Class C Member*" means any one of the Class C Members.

"*Class C Unitholders*" shall mean collectively the Unitholders who own Class C Units. "*Class C Unitholder*" means any one of the Class C Unitholders.

"**Class C Units**" shall have the meaning set forth in Section 2.6(b).

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"**Company**" shall mean Trueline-Greenville SPV, LLC, a South Carolina limited liability company.

"**Covered Person**" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"**Default Rate**" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

"**Depreciation**" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"**Dividend Increase Date**" shall mean the earlier of (i) the date the Business opens for business and (ii) the date that is 18 months from the date of the Initial Closing.

"**Effective Date**" shall have the meaning set forth in Section 1.1.

"**Event of Bankruptcy**" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"**Final Closing Date**" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"**Fiscal Year**" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"**Indemnitee**" shall have the meaning set forth in Section 7.2(a).

"**Initial Closing**" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"**Interest**" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"*Investor Unitholders*" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"*Management Company*" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"*Manager*" shall refer to Trueline-Greenville Manager, LLC, a South Carolina limited liability company, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"*Members*" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "*Member*" means any one of the Members.

"*Percentage Interest*" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"*Person*" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"*Portfolio Company*" shall have the meaning set forth in Section 1.4.

"*Prime Rate*" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"*Profits*" and "*Losses*" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)	If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)	Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)	Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)	To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)	Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"**Regulatory Allocations**" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"**Securities Act**" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"**Side Letters**" shall have the meaning set forth in Section 13.4.

"**Subscription Agreement**" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"**Supermajority**" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Members.

"**Transfer**" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"**Treasury Regulations**" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Unitholder***" shall mean a Person holding Units.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

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EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a)   Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i)   "***Company Minimum Gain***" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii)   "***Member Nonrecourse Deductions***" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii)   "***Member Nonrecourse Debt***" means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv)   "***Member Nonrecourse Debt Minimum Gain***" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v)   "***Nonrecourse Deductions***" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of

Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)   "**_Nonrecourse Liability_**" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)   "**_Regulatory Allocations_**" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   <u>Nonrecourse Deductions</u>. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)   <u>Member Nonrecourse Deductions</u>. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   <u>Minimum Gain Chargeback</u>. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   <u>Member Nonrecourse Debt Minimum Gain Chargeback</u>. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   <u>Reallocation of Losses</u>. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)   Qualified Income Offset. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)   Gross Income Allocation. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)   Curative Allocations. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)   Ordering. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)   Waiver of Minimum Gain Chargeback Provisions. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l)   Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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EXHIBIT D

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE PREFERRED UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE PREFERRED UNITS.   THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Trueline-Greenville L.L.C.

Re: Purchase of Preferred Units in Trueline-Greenville SPV, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that Trueline-Greenville SPV, LLC a South Carolina limited liability company (the "***SPV Company***") headquartered in Greenville, South Carolina, is offering Preferred Units (the "***Preferred Units***" and each a "***Preferred Unit***"). The SPV Company was formed as a crowdfunding special purpose vehicle by Trueline-Greenville L.L.C., a South Carolina limited liability company ("***Trueline***"), to facilitate its Regulation CF Offering. All of the proceeds received by the SPV Company in this offering will be invested in Trueline with the goal of developing and operating a music venue at 401 Rhett Street, Greenville, S.C. 29601 (the "***Venue***"). The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, jointly filed by the SPV Company and Trueline with the U.S. Securities and Exchange Commission ("***SEC***") and the offering memorandum, which is included therein (the "***Form C***"). The SPV Company is offering the Preferred Units to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "***Portal***").

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Preferred Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Preferred Units may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the SPV Company's Operating Agreement (the "SPV Company's Operating Agreement"), Trueline's Operating Agreement ("Trueline's Operating Agreement" and together with the SPV Company's Operating Agreement, the "Operating Agreements"), and the Form C.

This Subscription Agreement includes the following:

- Annex A   –   Federal Income Tax Backup Withholding Form

Based on these premises, the Subscriber hereby confirms its agreement with the SPV Company as follows:

1.   On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the SPV Company and, upon acceptance by the SPV Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the SPV Company agrees to issue and sell to the Subscriber the number of Preferred Units listed on the signature page to this Subscription Agreement at a price of $1.00 per Preferred Unit.

2.   Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber shall purchase the Preferred Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement.

3.   The Subscriber represents, warrants, and agrees as follows:

(a)   The Subscriber understands and accepts that the purchase of the Preferred Units involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Preferred Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the SPV Company.

(b)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c)   The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the SPV Company and Trueline concerning the investment in the Preferred Units. The Subscriber understands and agrees that the SPV Company and Trueline are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Preferred Units issued by the SPV Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the SPV Company and Trueline will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the SPV Company or Trueline that the SPV Company or Trueline possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the SPV Company, Trueline, the Preferred Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the SPV Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber understands that the Preferred Units in the SPV Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Preferred Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The SPV Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)   The Subscriber is purchasing the Preferred Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Preferred Units unless the Preferred Units have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the SPV Company, an exemption therefrom is available.

(f)   The Subscriber has had an opportunity to review the Operating Agreements with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the SPV Company the Subscriber will be bound by the terms and conditions of the SPV Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the Preferred Units are described in the SPV Company's Operating Agreement and the Preferred Units are subject to restrictions as contained in the SPV Company's Operating Agreement.

(g)   The Subscriber confirms that it is not relying and will not rely on any communication of the SPV Company, Trueline, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Preferred Units. The Subscriber understands that information and explanations related to the offering of Preferred Units provided by the SPV Company, Trueline, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Preferred Units, and that neither the SPV Company, Trueline, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Preferred Units. The Subscriber acknowledges that neither the SPV Company, Trueline, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Preferred Units for purposes of determining the Subscriber's authority or suitability to purchase the Preferred Units.

(h)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the SPV Company and Trueline. The Subscriber understands that the SPV Company will be using all of the proceeds of this offering to invest in Trueline with the goal of developing and operating the Venue. The Subscriber understands that Trueline's business plan is subject to change depending on a variety of circumstances, and Trueline may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that Trueline sells additional units or membership interests, the SPV Company's interest in Trueline would then be diluted on a pro rata basis with other members of Trueline, and, consequentially, the Subscriber's indirect ownership percent in Trueline would be subsequently reduced. There can be no assurance that Trueline will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Trueline.

(i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the SPV Company, resulting in a partial or total loss of the Subscriber's investment in the SPV Company. The Subscriber confirms that no representations or warranties about SPV Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the SPV Company.

(j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the SPV Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Preferred Units. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Preferred Units. Upon acceptance of this Subscription Agreement by the SPV Company, this Subscription Agreement and the SPV Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Preferred Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k) The Subscriber understands that the Preferred Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the SPV Company has no obligation or intention to take any action to permit subsequent sales of the Preferred Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Preferred Units, or any interest therein, except in compliance with Regulation Crowdfunding or the SPV Company's Operating Agreement.

4. The Subscriber acknowledges that the SPV Company and Trueline and their Managers, Members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Preferred Units for sale to the Subscriber without having first registered the issuance of the Preferred Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the SPV Company, Trueline, and each of their Managers, Members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Preferred Units.

6. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

7. If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8. Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the SPV Company, in writing, of a different address to which such correspondence and notices are to be sent.

9. The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Preferred Units in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the SPV Company and returned to the Subscriber.

[Signature page follows.]

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
TRUELINE-GREENVILLE SPV, LLC

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Preferred Units as of this date ______________________________.

____
Name of Subscriber (Print or Type)

____
Signature

Number of Preferred Units:

____

Aggregate Purchase Price:

$_______________________________________

Address:
____

____

____

Phone Number: ___________________________

Email Address: ___________________________

AGREED TO AND ACCEPTED this date _________________________.

Trueline-Greenville SPV, LLC

By: Trueline-Greenville Manager, LLC., its Manager

____
By: Michael Grozier, Manager

Annex A

FEDERAL INCOME TAX BACKUP WITHHOLDING FORM

In order to prevent the application of federal income tax backup withholding, each subscriber must provide us with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50.00 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me); and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

SUBSCRIBER (if an individual):

_____
Signature of Individual Subscriber

_____
Print Name of Subscriber

SSN: _____

PLEASE SIGN AND RETURN THIS PAGE

EXHIBIT E

AUDITED FINANCIALS

TRUELINE-GREENVILLE, LLC

Financial Statements For The Years Ended December 31, 2022 and 2021



Independent Auditor's Report

To the Board of Directors and Shareholders
of Trueline - Greenville, LLC

Opinion

We have audited the financial statements of Trueline - Greenville, LLC, (a South Carolina limited liability company), which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Trueline - Greenville, LLC as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Trueline - Greenville, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville, LLC 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Trueline - Greenville, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Jason M. Tyra, CPA, PLLC
Plano, TX
July 25, 2023

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TRUELINE-GREENVILLE, LLC
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

_____

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
NON-CURRENT ASSETS		
Right-Of-Use-Asset, Net	3,016,682	3,100,747
Security Deposit	44,522	44,522
TOTAL NON-CURRENT ASSETS	3,061,204	3,145,269
TOTAL ASSETS	$ 3,061,204	$ 3,145,269
LIABILITIES AND MEMBER'S EQUITY		
NON-CURRENT LIABILITIES		
Lease Liability, Net	3,016,682	3,100,747
Related Party Loans	506,653	216,773
TOTAL LIABILITIES	3,523,335	3,317,520
MEMBER'S EQUITY		
Retained Deficit	(462,131)	(172,251)
TOTAL MEMBER'S EQUITY	(462,131)	(172,251)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,061,204	$ 3,145,269

TRUELINE-GREENVILLE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Operating Expense		
Lease Expense	121,184	12,563
Amortization	84,064	20,343
General & Administrative	28,250	20,895
Contractors and Professional Services	5,907	71,409
Advertising & Marketing	500	-
	239,905	125,210
Net Loss from Operations	(239,905)	(125,210)
Other Expenses		
Taxes	(20)	(103)
Interest Expense	(49,955)	(46,938)
Net Loss	$ (289,880)	$ (172,251)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

TRUELINE-GREENVILLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

_____

	2022	2021
Net Loss For The Period	$ (289,880)	$ (172,251)
Cash Flows From Operating Activities		
Amortization of Right-Of-Use-Assets	84,064	20,343
Net Cash Flows From Operating Activities	(205,816)	(151,908)
Cash Flows From Investing Activities		
Right-Of-Use-Assets Obtained In Exchange For Operating Lease Liability	-	(3,121,090)
Refundable Security Deposit	-	(44,522)
Net Cash Flows From Investing Activities	-	(3,165,612)
Cash Flows From Financing Activities		
Issuance of Related Party Loans	289,880	216,773
Right-Of-Use-Assets Obtained In Exchange For Operating Lease Liability	-	3,121,090
Reduction of Lease Liability, Net	(84,064)	(20,343)
Net Cash Flows From Financing Activities	205,816	3,317,520
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

3

TRUELINE-GREENVILLE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

_____

	Retained Deficit	Total Members' Equity
Balance at June 23, 2021 (Inception)	$ -	$ -
Net Loss	(172,251)	(172,251)
Balance at December 31, 2021	$ (172,251)	$ (172,251)
Net Loss	(289,880)	(289,880)
Balance at December 31, 2022	$ (462,131)	$ (462,131)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trueline-Greenville, LLC ("the Company") is a limited liability company organized under the State of South Carolina. The Company will operate an entertainment venue which will feature a kitchen, bar, and other venue options.

The Company will be managed by Trueline Brands, LLC.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2022 of $289,880 and $172,251 in 2021.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 25, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of an early-stage enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Lease and Security Deposit

The Company occupies venue space under a non-cancellable operating lease. The lease term expires in 2031 and the Company was granted two five-year options to extend the lease prior to the end of the preceding original lease term. Management is reasonably certain that the two additional option terms will be exercised. The lease agreement also calls for payment of certain annual operating costs, including insurance, property taxes, and utilities. If at any time the Company fails to make any payment or perform any act required by the agreement, there will be an additional charge equal to 10% imposed on the Company. Future minimum monthly payments due under the lease are as follows:

2023- $22,257.83
2024- $22,647.33
2025- $23,043.67
2026- $23,446.92
2027- $23,857.25
2028- $24,274.75
2029- $24,699.58
2030- $25,131.75
2031- $25,571.58
2032- $26,019.08
2033- $26,474.42
2034- $26,937.75
2035- $27,409.17
2036- $27,888.83
2037- $28,376.83
2038- $28,873.42
2039- $29,378.75
2040- $29,892.83
2041- $30,416.00

As part of the lease arrangement, a refundable security deposit was paid amounting to $44,522.

The Company has an operating lease with a remaining lease term of 19 years, which includes options to extend the lease for up to 10 years which are reasonably certain to be exercised. Under ASC 842, lessees are required to recognize ROU assets and lease liabilities to be compliant with regulatory requirements. The following summarizes the line items in the balance sheet which includes the amounts for the operating lease as of December 31:

	2022	2021
Operating Leases		
Operating lease right-of-use-assets	$ 3,016,682	$ 3,100,747
Operating lease liability	$ 3,016,682	$ 3,100,747

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. The Company uses a risk-free discount rate based on the information available at the commencement date in determining the present value of lease payments which goes as follows:

	12/31/2022	12/31/2021
Weighted-Average Remaining Lease Term (Years)		
Operating lease	18.5	19.7
Risk-Free Discount Rate		
Operating lease	6.00%	6.00%

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax return of the sole member and the applicable taxes, if any, are paid by the member.

NOTE D- DEBT

Related Party Loans

During 2022 and 2021, the Company issued a series of related party loans in exchange for cash for the purpose of funding continuing operations ("the Related Party Loans"). The loans bear no interest and are payable at a future date to be determined by management.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The amount of deposits that exceeded Federal Deposit Insurance limits was $0 as of December 31, 2022 and 2021.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 25, 2023, the date that the financial statements were available to be issued.

TRUELINE-GREENVILLE SPV, LLC

Financial Statements For June 22, 2023 (Inception) through June 30, 2023



Independent Auditor's Report

To the Board of Directors and Shareholders
of Trueline - Greenville SPV, LLC

Opinion

We have audited the financial statements of Trueline - Greenville SPV, LLC, (a South Carolina limited liability company), which comprise the balance sheet as of June 30, 2023, and the related statements of operations, changes in members' equity, and cash flows for the period from inception of June 22, 2023 to June 30, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Trueline - Greenville SPV, LLC as of June 30, 2023, and the results of its operations and its cash flows for the period from inception of June 22, 2023 to June 30, 2023 then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Trueline - Greenville SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville SPV, LLC 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Trueline - Greenville SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Jason M. Tyra, CPA, PLLC
Plano, TX
July 17, 2023

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TRUELINE-GREENVILLE SPV, LLC
BALANCE SHEET
FROM JUNE 22, 2023 (INCEPTION) TO JUNE 30, 2023
_____

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	1,000
TOTAL LIABILITIES	1,000

MEMBERS' EQUITY

Retained Deficit	(1,000)
TOTAL MEMBERS' EQUITY	(1,000)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

TRUELINE-GREENVILLE SPV, LLC
STATEMENT OF OPERATIONS
FROM JUNE 22, 2023 (INCEPTION) TO JUNE 30, 2023

Operating Expense		
Legal & Professional		1,000
		1,000
Net Loss from Operations		(1,000)
Other Income (Expense)		-
Net Loss	$	(1,000)

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

TRUELINE-GREENVILLE SPV, LLC
STATEMENT OF CASH FLOWS
FROM JUNE 22, 2023 (INCEPTION) TO JUNE 30, 2023
_____

Net Loss For The Period	$	(1,000)
'Changes in operating assets and liabilities		
Changes in Accounts Payable		1,000
Net Cash Flows From Operating Activities		-
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

3

TRUELINE-GREENVILLE SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FROM JUNE 22, 2023 (INCEPTION) TO JUNE 30, 2023

	Retained Deficit	Total Members' Equity
Balance at June 22, 2023 (Inception)	$ -	$ -
Net Loss	(1,000)	(1,000)
Balance at June 30, 2023	$ (1,000)	$ (1,000)

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trueline-Greenville SPV, LLC ("the Company") is a limited liability company organized under the State of South Carolina. The Company will operate as a passive holding company which shall include the purchase of Class C membership interest units in Trueline-Greenville, LLC via a regulation crowdfunding campaign.

Trueline-Greenville, LLC will operate a multi-purpose entertainment venue which will feature full-service food options along with entertainment venue options.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of an early-stage enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax return of the sole member and the applicable taxes, if any, are paid by the member.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The amount of deposits that exceeded Federal Deposit Insurance limits was $0 as of June 30, 2023.

NOTE D- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 17, 2023, the date that the financial statements were available to be issued.

EXHIBIT F

COUNTERPART SIGNATURE PAGE TO THE TRUELINE-GREENVILLE L.L.C.
OPERATING AGREEMENT


COUNTERPART EXECUTION PAGE

TO THE

OPERATING AGREEMENT

(as modified from time to time)

OF

TRUELINE-GREENVILLE SPV, LLC

a South Carolina limited liability company


This Joinder Agreement is effective as of _____, 20__ by the undersigned, _____ (the "Member"). As the owner of _____ Preferred Units in the Company, the Member agrees to become a Member of the Company and a party to the Operating Agreement of the Company.

MEMBER:

_____
(Print or Type)

_____
Signature

Trueline-Greenville SPV, LLC

By: Trueline Greenville Manager, LLC as Manager

By: _____

Its: